UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
In the Matter of
John Hancock Exchange-Traded Fund Trust;
John Hancock Advisers, LLC; and
John Hancock Investment Management Services, LLC
File No. 812-13734
First Amended and Restated application for an Order under Section 6(c) of the Investment Company Act of 1940, as amended (“Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act (“Application”).
All communications and orders to:
Thomas M. Kinzler, Esq.
Nicholas J. Kolokithas, Esq.
601 Congress Street
Boston, MA 02210-2805
With a copy to:
Christopher P. Harvey, Esq.
Douglas P. Dick, Esq.
Dechert LLP
200 Clarendon Street
27th Floor
Boston, MA 02116
Page 1 of 106 sequentially numbered pages (including exhibits).
As filed with the Securities and Exchange Commission on June 18, 2010.

(continued)

(continued)

I. INTRODUCTION
A.	Summary of Application
     John Hancock Advisers, LLC and John Hancock Investment Management Services, LLC (each, an “Adviser” and together, the “Advisers”) and John Hancock Exchange-Traded Fund Trust (the “Trust” and together with the Advisers, the “Applicants”) apply for and request an order under Section 6(c) of the Act for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and from Rule 22c-1 under the Act, under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act (“Order”) to permit the Trust to offer one or more actively managed series that offer exchange-traded shares (the “Shares”) with limited redeemability. Applicants request that the order requested herein apply to the initial series of the Trust (the “Initial Fund”), as set forth in Appendix A to this Application, as well as to additional series of the Trust and other open-end management investment companies, or series thereof, that may be created in the future (each, a “Future Fund”). The Initial Fund and the Future Funds are referred to herein as the “Funds” and each, a “Fund.” Each Fund will (a) be advised by an Adviser or an entity controlling, controlled by, or under common control with an Adviser and (b) comply with the terms and conditions of the Application. Each Fund will operate as an exchange-traded fund (“ETF”). The Initial Fund will operate as a single-tier fund that will invest in securities and other instruments, including shares of other investment companies (not in reliance on Sections 12(d)(1)(F) or 12(d)(1)(G) of the Act), in accordance with such Fund’s investment objective (“Single-Tier Fund”), as explained below in Section III.B.1 and Appendix A. Any Future Fund will operate either as (i) a

Single-Tier Fund or (ii) a “fund of funds” that will hold shares of other open-end and/or closed-end investment companies and/or ETFs (an “FOF Fund”). For purposes of complying with Section 12(d) of the Act, an FOF Fund will comply with one of the relevant statutory exemptions, for example, Section 12(d)(1)(F) or 12(d)(1)(G), alone or in conjunction with appropriate rules, including Rules 12d1-1, 12d1-2 or 12d1-3, and/or any applicable exemptive order granted by the U.S. Securities and Exchange Commission (the “Commission”). For example, an FOF Fund, in reliance upon Section 12(d)(1)(G) and existing or future exemptive relief, may invest in both affiliated and unaffiliated ETFs.1 In addition, an FOF Fund may enter into participation agreements with unaffiliated funds that have obtained relief from Section 12(d)(1). An Investing Fund (as defined below) may rely on the Order to invest in Single-Tier Funds and not in any other registered investment company or FOF Fund. The requested Order would permit, among other things:
•	Shares to trade on national securities exchanges at prices set by the market rather than at net asset value (“NAV”);

•	Shares to be redeemable in large aggregations only;

•	certain Funds that invest in foreign securities to pay redemption proceeds more than seven calendar days after Shares are tendered for redemption;

•	certain affiliated persons of the Trust to buy securities from, and sell securities to, the Trust in connection with the “in-kind” purchase and redemption of the Shares;

•	Investing Funds (as defined below) to acquire Shares of the Single-Tier Funds beyond the limitations in Section 12(d)(1)(A);

•	the Single-Tier Funds, any principal underwriter for a Single-Tier Fund and any Broker (as defined below) to sell Shares of the Single-Tier Funds to an Investing Fund beyond the limitations in Section 12(d)(1)(B); and

•	a Single-Tier Fund to sell its Shares to and redeem its Shares from an Investing Fund of which the Single-Tier Fund is an affiliated person or an affiliated person of an affiliated person.
     Applicants believe that (a) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and (b) with respect to the relief requested pursuant to Section 17(b), the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions will be consistent with the investment objective and policies of each Fund; and the proposed transactions are consistent with the general purposes of the Act.
     With respect to Section 12(d)(1), the Applicants are requesting relief (“Fund of Funds Relief”) to permit management investment companies and unit investment trusts (“UITs”) registered under the Act that are not part of the same “group of investment companies,” within the meaning of Section 12(d)(1)(G)(ii) of the Act, as the Funds (such registered management investment companies are referred to as “Investing Management Companies,” such UITs are referred to as “Investing Trusts,” and Investing

Management Companies and Investing Trusts are collectively referred to as “Investing Funds”), to acquire Shares of Single-Tier Funds beyond the limitations in Section 12(d)(1)(A) and to permit the Single-Tier Funds, and any principal underwriter for the Single-Tier Funds, and any broker or dealer registered under the Securities Exchange Act of 1934 (“Exchange Act” and such persons registered under the Exchange Act, “Brokers”), to sell Shares beyond the limitations in Section 12(d)(l)(B). Applicants request that any exemption under Section 12(d)(1)(J) from Sections 12(d)(1)(A) and 12(d)(1)(B) apply to: (1) each Single-Tier Fund that is currently or subsequently part of the same “group of investment companies” as the Funds within the meaning of Section 12(d)(1)(G)(ii) of the Act, as well as any principal underwriter for the Single-Tier Funds and any Brokers selling Shares of a Single-Tier Fund to Investing Funds; and (2) each Investing Fund that enters into a participation agreement (“Participation Agreement”) with a Single-Tier Fund. “Investing Funds” do not include the Funds.
     Applicants believe that the exemptive relief requested under Section 12(d)(1)(J) is appropriate. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of Section 12(d)(1)(J) indicates that when granting relief under Section 12(d)(1)(J), the Commission should consider, among other things, “the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.”2 The Applicants believe that the conditions for relief, described at length herein, adequately address the concerns underlying Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act and that a grant of relief would be consistent with Section 12(d)(1)(J) of the Act.
     In connection with the Fund of Funds Relief sought, Applicants are further requesting relief under Sections 6(c) and 17(b) from Sections 17(a)(1) and 17(a)(2) of the Act to permit a Single-Tier Fund to sell its Shares to and redeem its Shares from, and engage in the in-kind transactions that would accompany such sales and redemptions with, certain Investing Funds of which the Single-Tier Funds are affiliated persons, or affiliated persons of affiliated persons.3
     All entities that currently intend to rely on the Order are named as Applicants. Any other existing or future entity, including any investment adviser controlling, controlled by, or under common control with an Adviser, that subsequently relies on the Order will comply with the terms and conditions of the Application. An Investing Fund may rely on the Order only to invest in Single-Tier Funds and not in any other registered investment company, including FOF Funds.

B.	Comparability of Relief Sought to Prior Relief Granted by the Securities and Exchange Commission
     The relief requested in this Application is substantially similar to the relief described in recent exemptive applications concerning actively managed ETFs.4

II. THE APPLICANTS AND OTHER PRINCIPAL PARTIES
A. The Trust
     The Trust, which has been organized as a Massachusetts business trust, will be an open-end management company. The Trust will initially be comprised of at least one Fund, including the Initial Fund, the John Hancock Global Balanced Fund. See Appendix A for additional information regarding the John Hancock Global Balanced Fund, including its proposed investment objective and investment strategies. The Trust will be overseen by a Board of Trustees (“Board”).
     Although the Trust will be classified and registered under the Act as an open-end management investment company, neither the Trust nor any individual Fund will be marketed or otherwise held out as an “open-end investment company” or a “mutual fund” in light of the features (described herein) that make the Trust or any Fund significantly different from what the investing public associates with a traditional mutual fund. Instead, the Trust and Funds will be marketed as an “actively managed exchange-traded fund,” “actively managed ETF,” an “ETF,” an “investment company,” a “fund,” or a “Trust” offering Shares. In addition, each Fund’s prospectus (“Prospectus”) and advertising material will prominently disclose that the Fund is an “actively managed exchange-traded fund” or “actively managed ETF.”
     Each of the Funds intends, but is not required, to qualify as a “regulated investment company” (“RIC”) under the Internal Revenue Code (“Code”). Among other things, each Fund must meet certain diversification tests imposed by the Code in order to satisfy RIC requirements.

B. The Advisers and Sub-Advisers
     Each Adviser will be an investment adviser or sub-adviser to one or more of the Funds. Each of John Hancock Advisers, LLC and John Hancock Investment Management Services, LLC is a Delaware limited liability company with its principal office located in Boston, Massachusetts. Each Adviser is an indirect, wholly owned subsidiary of Manulife Financial Corporation (“Manulife”). Manulife and its subsidiaries are engaged in a broad range of insurance, insurance-related, and financial services activities in the U.S., Canada, Asia, and around the world. Each Adviser is registered with the Commission as an investment adviser under Section 203 of the Investment Advisers Act of 1940 (“Advisers Act”).
     Each Adviser may enter into a sub-advisory agreement with one or more affiliated or unaffiliated investment advisers, including the other Adviser, (each, a “Sub-Adviser”), each of which may serve as a Sub-Adviser to one or more of the Funds or to a portion of one or more Funds’ portfolios. Each Sub-Adviser is or will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act. An Adviser or a Fund may rely on any prior Commission exemptive relief, to the extent applicable, including relief allowing a Fund or an Adviser to enter into and materially amend its agreement with a Sub-Adviser without shareholder approval.5
     Each Adviser and any Sub-Adviser may have a number of other clients, which may include open-end and closed-end management investment companies that are registered under the Act, separately managed accounts for institutional investors, funds that are not deemed to be “investment companies” in reliance on Sections 3(c)(1), (3)(c)(7), 3(c)(11) of the Act or other exceptions from the definition of investment company contained in the Act, and business development companies (collectively, “Client Accounts”).
C. The Distributor
     The Trust will enter into a distribution agreement with one or more distributors. Each distributor will be a broker-dealer registered under Exchange Act and will act as distributor and principal underwriter (“Distributor”) of one or more of the Funds. Each Distributor will distribute Shares on an agency basis. A Fund’s Distributor may be an “affiliated person” or an affiliated person of an affiliated person of that Fund’s Adviser or Sub-Adviser.6 The Distributor will be identified as such in the current Prospectus and/or statement of additional information (“SAI”) of the Fund.7

D.	Administrator, Custodian, Fund Accountant, Transfer Agent, Dividend Disbursing Agent and Securities Lending Agent
     Each Fund will have an administrator (“Administrator”), custodian (“Custodian”), fund accountant (“Fund Accountant”), transfer agent (“Transfer Agent”), and dividend disbursing agent (“Dividend Disbursing Agent”) and may have a securities lending agent (“Securities Lending Agent”) with respect to its portfolio securities (“Portfolio Securities”). The identity of the Administrator, Custodian, Fund Accountant, Transfer Agent, Dividend Disbursing Agent, and any Securities Lending Agent will be disclosed in the Prospectus and/or SAI for each Fund. The performance of the duties and obligations of each of these service providers will be conducted in accordance with the provisions of the Act and the rules thereunder. The Trust and the Securities Lending Agent will comply with guidelines of the Commission staff regarding the lending of portfolio securities of an open-end investment company. As discussed below, subject to the approval of the Board, an Adviser, Sub-Adviser or an affiliate of an Adviser or Sub-Adviser may provide administration, custody, fund accounting, securities lending, transfer agency, and dividend disbursement services to the Funds.
III. THE APPLICANTS’ PROPOSAL
A. Reason for Proposal
     Applicants wish to make available, in response to market demand, a registered investment company security that provides intra-day liquidity to an actively managed portfolio of securities. The Applicants expect that the Shares, because they could be bought and sold continuously throughout the day, would appeal to tactical and other traders who prefer to buy and sell ETF shares as well as to those investors that are currently invested in conventional mutual fund shares, which can be bought and sold only at a price calculated once per day, following the close of regular trading on the New York Stock Exchange (“NYSE”) (normally 4:00 p.m. Eastern Time) or other Exchange (defined below).
     There are clear benefits to permitting transactions in Shares by investors on an Exchange (defined below). The most important benefit is that transactions effected on an Exchange between buyers and sellers would not involve the Fund, and, thus, would not disrupt the Fund’s portfolio management or cause the Fund to incur any transaction costs.
     The Applicants also expect the Shares to appeal to broker-dealers, investment advisers, financial planners, and others acting as intermediaries on behalf of their clients or customers. An actively managed ETF (such as that proposed by the Application) can provide such investors with important tax benefits and cost savings relative to a comparable mutual fund investment.
     The Applicants believe that offering an actively managed ETF would provide significant benefits to investors and that a grant of relief would be consistent with Section

6(c) of the Act. The Applicants believe that the Shares would provide the following benefits, among others:
•	Provide investors with exposure to potential diversification and above-market return opportunities offered by an actively managed ETF.

•	Provide investors with exposure to an actively managed portfolio of securities, through Shares that can be traded throughout the day at prices that reflect minute-by-minute market conditions rather than end-of-day prices.[8]

•	Provide investors with an opportunity to obtain through their brokerage or advisory relationships a potentially diversified portfolio of securities selected by an Adviser or a Sub-Adviser, as applicable, according to such firm’s investment criteria with potentially lower transaction costs than if they purchased individual securities.

•	Provide investors with a generally more tax-efficient investment than a comparable mutual fund investment.

•	Provide investors with an opportunity to obtain exposure to a potentially diversified portfolio of securities with lower cash holdings than a similarly managed mutual fund.

•	Provide short-term investors with an investment option that will not disrupt the portfolio management of the Fund.

•	Provide a security that should be freely available in response to market demand.

B. Description of the Funds
     Each Fund will offer Shares that will be listed on one or more national securities exchanges as defined in Section 2(a)(26) of the Act (herein collectively referred to as an “Exchange”). The Fund’s listing Exchange will not be affiliated with the Distributor. The Shares will not be individually redeemable by the Fund but will trade on the Exchange as individual Shares.
1. Investment Objectives and Strategy
     Each Adviser or Sub-Adviser will seek to achieve each Fund’s investment objective by utilizing an active management investment strategy. The investment objective and investment strategies of the Initial Fund are described in Appendix A to this Application.
     The Funds may invest in, among other investments, equity securities and/or fixed income securities traded in the U.S. and/or non-U.S. markets, as well as forward contracts or other derivatives, shares of other ETFs and shares of U.S. or non-U.S. money market mutual funds, other investment companies that invest primarily in short-term fixed income securities or other investment companies, or other instruments, all in accordance with their investment objectives and all of which may be denominated in U.S. dollars or non-U.S. dollars.9 Funds that invest all or a portion of their assets in foreign instruments are referred to herein as “Global Funds.” The Initial Fund will be a Global Fund. As noted above, certain FOF Funds will hold shares of underlying ETFs, as well as shares of certain exchange traded products that are not registered as investment companies under the Act.10 Each underlying ETF will trade on a U.S. or non-U.S. securities exchange and will calculate its NAV on each day the relevant exchange is open for trading.11

     Each Adviser may select Sub-Advisers for each Fund as it deems appropriate. The Advisers and Sub-Advisers will adopt applicable compliance policies and procedures that are designed to address any conflicts of interest raised by the side-by-side management of the Funds and the Client Accounts (“Conflicts Policies and Procedures”). In utilizing an active management investment style, a Sub-Adviser may use a variety of investment approaches and techniques, including internal and external research, proprietary fundamental analysis, and consideration of economic trends to execute a Fund’s investment strategy.
2. Implementation of Investment Strategy
     In order to implement a Fund’s investment strategy, the Adviser or any Sub-Adviser of the Fund may review and change daily the Portfolio Securities held by the Fund. On each business day, which means any day the Trust is open for business, including as required by Section 22(e) of the Act (“Business Day”), before the commencement of trading in Shares on the Fund’s listing Exchange, the Fund will disclose on the Trust’s website (“Website”) the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis of the Fund’s calculation of NAV at the end of the Business Day.
     Neither a Fund’s Adviser nor its Sub-Adviser(s), if any, will disclose information concerning the identities and quantities of the Portfolio Securities before such information is publicly disclosed and is available to the entire investing public except as it or they may be required to disclose the identity of the Fund’s Deposit Securities (as defined below). Notwithstanding the foregoing, prior to disclosure to the general public of the identities and quantities of the Portfolio Securities, the Fund’s Adviser or any Sub-Adviser may disclose such information to, among others, the Chief Compliance Officers of the Trust, the Fund’s Adviser and any Sub-Adviser for purposes of such persons’ monitoring of compliance with each entity’s Code of Ethics (as defined below) or other regulatory issues under the “federal securities laws,” as defined in Rule 38a-1 of the Act or as may be necessary to the management of a Fund.
3. Additional Policies
     a. General
     Each Fund will adopt certain fundamental policies consistent with the Act and will be classified as “diversified” or “non-diversified” under the Act. Additional investment policies and strategies will be described in the Prospectus and/or SAI for each Fund.
     b. Depositary Receipts
     The Funds may invest in “Depositary Receipts.” Depositary Receipts are typically issued by a financial institution (a “Depository”) and evidence ownership in a security or pool of securities that have been deposited with the Depository.12 A Fund will not invest in any Depositary Receipts that the Adviser and/or Sub-Adviser deems to be illiquid or for which pricing information is not readily available.

4. Management of the Funds
     While each Fund will be managed by an Adviser and, if applicable, one or more Sub-Advisers, the Board will have supervisory responsibility for the Funds’ operations. The composition of the Board will be in compliance with the requirements of Section 10 of the Act.
C. Regulatory Concerns
     In the Concept Release,13 the Commission stated that, in evaluating any specific proposal for an actively managed ETF, it will consider whether the proposal presents any new regulatory concerns. The Applicants have considered the regulatory concerns the Commission identified and address them below.
1. Potential Discrimination Among Beneficial Owners
     The first potential regulatory concern the Commission raised in the Concept Release relates to Section 1(b)(3) of the Act, which states that the public interest and the interest of investors are adversely affected when investment companies issue securities containing inequitable or discriminatory provisions. The Commission observed that, in the case of an actively managed ETF, significant deviations could develop between the market price and the NAV of the actively managed ETF’s shares. The Commission also observed that it might be possible that, during any particular time, the NAV of an actively managed ETF could be increasing while the market price of its shares could be falling, and vice versa.
     The Applicants’ proposal for daily disclosure of the identities and quantities of each Fund’s Portfolio Securities is designed for efficient arbitrage, thus avoiding the possibility that significant deviations could develop between the market price of a Fund’s Shares and its NAV. The Applicants are confident that, because they will be providing daily disclosure of each Fund’s Portfolio Securities, Exchange Specialists (as defined below) and market makers will be able to maintain reasonable spreads between the bid and offer prices of the Shares, and, therefore, cause the market price of the Shares to track the NAV closely. The Applicants do not expect the deviations between the market price and the NAV of the Shares to be significant in magnitude or frequency. Moreover, the Applicants do not believe the scenario posed in the Concept Release of the NAV of the Shares increasing while the market price of those Shares decreases, or vice versa, is likely to occur. Either scenario would signal a fundamental breakdown in the arbitrage process (possibly involving misconduct by intermediaries or secondary market participants) rather than the existence of inequitable or discriminatory provisions in the ETF structure. Neither scenario could be reasonably attributed to the actively managed nature of the Funds.

     In connection with its Section 1(b)(3) concerns, the Commission also questioned whether the operation of an actively managed ETF would place investors who have the financial resources to purchase or redeem a Creation Unit at NAV in a different position than most retail investors who may buy and sell ETF shares only at market price. The Applicants do not believe that the issuance of the Shares by any Fund will give rise to any discriminatory treatment of shareholders, or create any imbalance of equities, of the type that Section 1(b)(3) of the Act was designed to prevent. Although all investors may have the same opportunity in a free market system to acquire investment vehicles, all investors do not have the same financial resources and, therefore, do not have the same ability to take advantage of all investment opportunities to the same degree. The arbitrage mechanism central to the economic viability of ETFs is available only to those investors who have the financial resources to buy and sell Creation Units. All qualifying investors have the same opportunity to buy and sell Creation Units, although they may not have the financial resources to do so. The Fund stands ready to sell and redeem Creation Units to or from an Authorized Participant under the terms and conditions described in this Application.
2.	Potential Conflicts of Interest
     The second potential regulatory concern the Commission raised in the Concept Release relates to Section 1(b)(2) of the Act, which states that the public interest and the interest of investors are adversely affected when investment companies are organized, operated, managed, or their portfolio securities are selected, in the interest of persons other than shareholders, including directors, officers, investment advisers, other affiliated persons, underwriters, brokers, or dealers. The Commission observed that the operation of an ETF – specifically, the process in which a Creation Unit is purchased by delivering a basket of securities to the ETF, and redeemed in exchange for a basket of securities – may lend itself to certain conflicts of interest for the ETF’s investment adviser, which has discretion to specify the securities included in the basket. The Commission raised concerns that these conflicts may not be minimized in the case of an actively managed ETF, because the increased investment discretion of the adviser to an actively managed ETF would seem to increase the potential for conflicts of interest. The Commission did not identify what specific conflicts of interest could arise because of this active management. We do not believe, however, the conflict raised by the proposal for the adviser to an actively managed ETF is any greater than for an adviser to any actively managed discretionary account, such as a mutual fund.
     Daily disclosure of Portfolio Securities maximizes tracking of the Funds’ Share prices and its daily NAV. Applicants believe that because the market for the Funds’ Portfolio Securities is likely to be liquid and competitive it is unlikely that an Adviser or Sub-Adviser or any affiliate of such persons would be able to take any action that could favor the interests of such persons to the detriment of the Funds’ shareholders.
     Furthermore, with respect to FOF Funds, Applicants believe that because the universe of investments for these Funds is primarily shares of underlying funds, there are few opportunities for a Fund’s Adviser or Sub-Adviser to select a portfolio security for the benefit of an affiliate rather than Fund shareholders. However, one potential conflict of interest arises when an Adviser or Sub-Adviser chooses to invest in shares of an affiliated fund. This conflict of interest, however, is not unique to the FOF Funds. Rather, this is the same conflict of interest encountered by any investment adviser who seeks to operate a fund of funds, or invests to any extent in shares of affiliated investment companies. Section 12(d)(1)(G) of the Act reflects a Congressional determination that certain so-called fund of funds arrangements within the same group of investment companies do not raise the concerns underlying the prohibitions in Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act. Recently, the Commission also expressed its increased comfort with funds of funds that were not exclusively investing in the same group of investment companies when it adopted Rule 12d1-2 under the Act.14 Should an FOF Fund ever invest in an affiliated underlying fund, the Fund’s registration statement will contain appropriate disclosure. In addition, with respect to unaffiliated ETFs, an FOF Fund will invest in unaffiliated ETFs in excess of the limits set forth in Section 12(d)(1)(A) and (F) only if such unaffiliated ETFs have received exemptive relief from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act or pursuant to any existing or future exemptive relief pertaining to a Fund. The FOF Funds intend to enter into participation agreements with such ETFs and may purchase shares of those ETFs beyond the limits of Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act in reliance upon the relief.
     Pursuant to Rule 206(4)-7 under the Advisers Act, the Advisers and any Sub-Adviser will have written policies and procedures designed to prevent violations of the Advisers Act and the rules thereunder. The Advisers and any Sub-Adviser have also adopted or will adopt policies and procedures as required under Section 204A of the Advisers Act, that, taking into account the nature of their business, are reasonably designed to prevent the misuse of material non-public information in violation of the Advisers Act, Exchange Act and rules thereunder. In addition, like the Advisers, the Distributor has adopted a Code of Ethics as required by Rule 17j-1 under the Act that contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited by the rule.
     Subject to the approval of the Board, an Adviser, Sub-Adviser, or an affiliated person of an Adviser (“Adviser Affiliate”) or an affiliated person of a Sub-Adviser (“Sub-Adviser Affiliate”) may provide custody, fund accounting, administration, securities lending, transfer agency and dividend disbursement to the Funds. To the extent any Fund uses the services of any Adviser, Sub-Adviser, Adviser Affiliate, Sub-Adviser and/or Sub-Adviser Affiliate for the purposes described above, such activities will comply with the Act, the rules thereunder and the terms and conditions of this Application.
3.	Other Regulatory Concerns
     The Applicants are not aware of any other issues that could affect the willingness of investors to purchase Shares either on the secondary market or in Creation Units from the Fund.
D.	Description of Purchase and Redemption Provisions
     Shares will not be individually redeemable. Only Shares combined into one or more groups of a fixed number of Shares (each group of a specified number of individual Shares will be defined as a “Creation Unit”) to be specified in the Fund’s Prospectus will be redeemable. Creation Units will not be listed or traded. The Shares, however, will be listed on an Exchange and traded in the secondary market in the same manner as other equity securities. Applicants intend that the initial NAV of the Shares be established at a level convenient for trading purposes.

     The Funds will have Shares listed on an Exchange. The Funds will comply with the terms and conditions of any order granted pursuant to this Application.
     Finally, Applicants have determined that purchases and redemptions of Creation Units shall be made generally by means of an “in-kind” tender of specified Portfolio Securities, in cash or a combination of Portfolio Securities and cash. The “in-kind” approach will minimize the need to liquidate a Fund’s Portfolio Securities to meet redemptions and to acquire Portfolio Securities in connection with purchases of Creation Units and should permit closer tracking of the market price and NAV. “In-kind” purchases and redemptions will be made only in Creation Units.
1.	Fund Transparency
     The Applicants believe that investors will have a reasonable expectation that all ETFs will be designed to enable efficient arbitrage and, thereby, minimize the probability that Shares will trade at a significant premium or discount to the Fund’s NAV. The Applicants have considered the level of transparency in Portfolio Securities necessary to allow for efficient arbitrage activity in the Shares.15
     After considering a variety of alternatives, the Applicants determined that the best approach to providing a level of transparency that permits efficient arbitrage without compromising the statutory and fiduciary responsibilities of the Advisers would be to periodically disclose the identities and quantities of each Fund’s underlying portfolio holdings.
     The NAV of each Fund will be calculated each Business Day as of the close of regular trading on the NYSE or other Exchange on which it is traded, generally 4:00 p.m. Eastern Time.16
     Each Business Day, each Adviser and/or Sub-Adviser will publish free of charge on the Website (or provide a link to another website that will publish free of charge) the identities and quantities of the Portfolio Securities for each Fund managed by that Adviser and each such Fund’s per Share NAV, last-traded price and the closing price or midpoint of the bid/ask spread as of the NAV calculation time (“Bid/Ask Price”), all as of the prior Business Day (such publication with respect to a Fund, that Fund’s “Transparency Disclosure”). The identities and quantities of the Portfolio Securities for each Fund will also be available through unaffiliated third-party data vendors, such as Reuters. The Exchange will disseminate every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association an amount representing, on a per Share basis, the sum of the current value of the Deposit Securities and the estimated Balancing Amount (as defined below).
     The Applicants do not believe that the Shares will persistently trade in the secondary market at a significant premium or discount in relation to the Fund’s NAV or that premiums or discounts will be greater than or last any longer then the temporary deviations between market price and NAV.

     The Advisers and the Sub-Advisers will adopt policies prohibiting their employees from disclosing or using any non-public information acquired through his or her employment, except as appropriate in connection with the rendering of services to the Funds.
E.	Capital Structure and Voting Rights; Book-Entry
     Beneficial Owners of the Funds will have one vote per dollar of net asset value or one vote per Share, each with proportionate fractional voting with respect to matters regarding the Trust or the respective Fund for which a shareholder vote is required consistent with the requirements of the Act and the rules promulgated thereunder, state law applicable to Massachusetts business trusts, and/or the relevant trust instrument, as may be amended from time to time.
     Shares will be registered in book-entry form only and the Funds will not issue individual Share certificates. The Depository Trust Company, New York, New York, a limited purpose trust company organized under the laws of the State of New York (“DTC”) or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares (owners of beneficial interests in such are referred to herein as “Beneficial Owners”) will be shown on the records of the DTC or DTC participants (“DTC Participants”). Beneficial Owners will exercise their rights in such securities indirectly through the DTC and the DTC Participants. All references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the DTC and DTC Participants, except as otherwise specified. No Beneficial Owner shall have the right to receive a certificate representing such Shares. Delivery of all notices, statements, shareholder reports and other communications from any Fund to Beneficial Owners will be at such Fund’s expense through the customary practices and facilities of the DTC and the DTC Participants.
F.	Exchange Listing
     The Trust will list Shares of the Funds on a U.S. Exchange or Other Exchange. The Distributor will serve as principal underwriter only of the Creation Units of Shares. The principal secondary market for Shares will be the primary listing Exchange. When Arca or NYSE is the primary listing Exchange, it is expected that one or more Exchange member firms will be designated by the Exchange to act as a specialist and maintain a market on the Exchange for the Shares trading on the Exchange (“Exchange Specialist”).17
     Applicants intend to satisfy all of the listing requirements necessary to maintain the Shares’ listing on the Exchange. This includes any minimum threshold requirements related to Beneficial Owners and any additional listing requirement the Exchange deems advisable. In addition, if a Fund ceases operation and terminates, the Exchange may remove the Shares of the Fund from listing and trading. It is intended that, as long as each Fund operates in reliance on the requested Order, Shares will be listed on an Exchange.
G.	Sales of Shares
1.	General
     The Trust will offer, issue and sell Shares of each Fund to investors only in Creation Units through the Distributor on a continuous basis at the NAV per Share next determined after an order in proper form is received. The NAV of each Fund will be determined as of the close of the regular trading session on the NYSE or other Exchange on which it is traded on each Business Day. The Trust will sell and redeem Creation Units of each Fund only on a Business Day, which includes any day that a Fund is required to be open under Section 22(e) of the Act.
     Shares of each Fund may be purchased in Creation Units in exchange for the “in-kind” deposit, by the purchaser, of a particular portfolio of securities (“Deposit Securities”), together with the deposit of a specified cash payment in the manner more fully described below.18 Likewise, for such reasons and to minimize liquidity problems, it is presently expected that redemptions of Creation Units generally will be made by each Fund through delivery of a particular portfolio of securities (“Redemption Securities”) and a specified cash payment in the manner more fully described below. Such an “in-kind” policy will minimize portfolio turnover and brokerage expenses.19
     A Fund may substitute a cash-in-lieu amount to replace any Deposit Security or Redemption Security that is a “to-be-announced transaction” or “TBA Transaction.” A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to settlement date. The amount of substituted cash in the case of TBA Transactions will be equivalent to the value of the TBA Transaction listed as a Deposit Security or Fund Security.20
     The Trust, an Adviser or a Sub-Adviser may also permit or require, in its sole discretion, an “in-kind” purchaser to substitute an amount of cash in lieu of depositing some or all of the requisite Deposit Securities. In order to preserve maximum efficiency and flexibility, the Trust, an Adviser or a Sub-Adviser reserves the right to determine in the future that Shares of one or more Funds may be purchased in Creation Units on a cash basis. However, any decision to permit cash purchases of Creation Units, would be based on a determination by the Trust, an Adviser or a Sub-Adviser that such method would reduce the Trust’s transaction costs or would enhance the Trust’s operating efficiency.
     Transaction expenses, including operational processing and brokerage costs, may be incurred by a Fund when investors purchase or redeem Creation Units in kind and such costs have the potential to dilute the interests of the Fund’s existing Beneficial Owners. Hence, each Fund may impose purchase or redemption transaction fees (“Transaction Fees”) in connection with effecting such purchases or redemptions. Since the Transaction Fees are intended to defray the transaction expenses as well as to prevent possible shareholder dilution resulting from the purchase or redemption of Creation Units, the Transaction Fees will be borne only by such purchasers or redeemers. In those instances in which a Fund permits an “in-kind” purchaser to substitute cash in lieu of depositing one or more of the requisite Deposit Securities, the purchaser may be assessed a higher Transaction Fee on the “cash in lieu” portion of its investment to cover the cost of purchasing the necessary Deposit Securities, including operational processing and brokerage costs, and part or all of the spread between the expected bid and offer side of the market relating to such Deposit Securities. The exact amounts of such Transaction Fees will be determined separately for each Fund and may vary over time.
     The amount of the maximum Transaction Fee will be determined for each Fund and will be fully disclosed in the Prospectus and/or SAI and the method of calculating such Transaction Fees will be disclosed in the Prospectus or SAI. Variations in the Transaction Fees may be imposed from time to time, as disclosed in the Prospectus and/or SAI, in accordance with Rule 22d-1 under the Act and the method of determining such variations will be disclosed in the SAI. From time to time and for such periods as the applicable Fund’s Adviser or Sub-Adviser(s) in its sole discretion may determine, the Transaction Fees for purchases or redemptions of Creation Units for any Fund may be increased, decreased or otherwise modified. Such changes and variations will be effected by an amendment or supplement to the then-current registration statement for the Fund. Such Transaction Fees will be limited to amounts that have been determined by the Fund to be appropriate and will take into account operational processing costs associated with the recent Deposit Securities and Redemption Securities of the Funds. In all cases, such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.
     Each Fund will issue, on a continuous offering basis, its Shares in one or more groups of a fixed number of Shares (e.g., at least 25,000 Shares) and such fixed number will be set forth in the Prospectus for each such Fund. The price per Share of each Fund will fall in the range of $20 to $100.21 Accordingly, if 25,000 Shares comprise a Creation Unit, the price of a Creation Unit will be between $500,000 (assuming the lowest price of $20 per Share) and $2,500,000 (assuming the highest price of $100 per share). Applicants have not yet established the initial value per Share for the Initial Fund.
     All orders to purchase Shares in Creation Units must be placed with the Distributor by or through an “Authorized Participant” which is either: (1) a “Participating Party”, i.e., a broker-dealer or other participant in the Continuous Net

Settlement (“CNS”) System of National Securities Clearing Corporation (“NSCC”), a clearing agency registered with the Commission or (2) a Participant in the DTC, which, in either case, has signed a “Participant Agreement” with the Distributor. An Authorized Participant is not required to be a member of an Exchange. As described below, the Distributor will be responsible for transmitting orders to the Funds and will furnish to those placing such orders confirmation that the orders have been accepted, but the Distributor may reject any order for any reason, including an order that is not submitted in proper form. Subsequent to the acceptance of an order to purchase Shares in Creation Units, upon delivery of the requisite Deposit Securities and Balancing Amount (as defined below), the Distributor will instruct the Trust to initiate “delivery” of the appropriate number of Shares of the applicable Fund to the book-entry account specified by the entity placing the order in the manner described below. The Distributor also will be responsible for delivering the Prospectus or Summary Prospectus (if applicable) to those persons creating Shares in Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it. In addition, the Distributor will maintain a record of the instructions given to the Trust to implement the delivery of Shares. The Distributor may delegate certain administrative tasks to the Administrator.
2.	Payment Requirements for Creation Units
     Payment with respect to Creation Units placed through the Distributor will be made by the purchasers generally by an “in-kind” deposit with the Trust of the Deposit Securities together with an amount of cash specified by the applicable Fund’s Adviser or Sub-Adviser(s) in the manner described below (“Balancing Amount”). The Balancing Amount is an amount equal to the difference between (1) the NAV (per Creation Unit) of a Fund and (2) the total aggregate market value (per Creation Unit) of the Deposit Securities.
     The deposit of the requisite Deposit Securities and any Balancing Amount are collectively referred to herein as a “Portfolio Deposit.” The Fund will make available on each Business Day, before the opening of trading on the listing Exchange the list of the names and the required number of shares of each Deposit Security (and the Balancing Amount) included in the current Portfolio Deposit (based on information at the end of the previous Business Day) for the relevant Fund. Such Portfolio Deposit will be applicable, subject to any adjustments to the Balancing Amount, as described below, in order to effect purchases of Creation Units of a given Fund until such time as the next-announced Portfolio Deposit composition is made available.
     In addition, the Trust reserves the right, with respect to each Fund, to permit or require the substitution of an amount of cash (i.e., a “cash in lieu” amount) to be added to the Balancing Amount to replace any Deposit Security that, among other things: (1) may be unavailable or not available in sufficient quantity for delivery to the Trust upon the purchase of Shares in Creation Units, (2) may not be eligible for transfer22 through the Shares Clearing Process (as defined below) or (3) may not be eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting. When such cash purchases of Creation Units are made available for a Fund, they will be effected in essentially the same manner as “in-kind” purchases of Shares. In the case of a cash purchase of Creation Units, the investor must pay the cash equivalent of the Deposit Securities it would otherwise be required to provide through an “in-kind” purchase, plus the same Balancing Amount required to be paid by an “in-kind” purchaser. Trading costs, operational processing costs and brokerage commissions associated with using cash to purchase the requisite Deposit Securities would be incurred by such Fund and would affect the value of all Shares. To avoid such costs, the Trust, the applicable Fund’s Adviser or Sub-Adviser(s) is empowered to adjust the relevant Transaction Fee to (a) defray any trading costs, operational processing costs and brokerage commissions associated with a cash purchase of Creation Units and (b) prevent Shareholder dilution.
     Creation Units may be purchased only by or through an Authorized Participant that has entered into a Participant Agreement. An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant. Authorized Participants making payment for an order placed through the Distributor of any Creation Unit(s) of Shares of any domestic Fund must either: (1) initiate instructions pertaining to Portfolio Deposits through the CNS System as such processes have been enhanced to effect purchases and redemptions of Creation Units of Shares (such process being referred to herein as the “Shares Clearing Process”) or (2) deposit Portfolio Deposits with the Trust “outside” the Shares Clearing Process through the facilities of DTC. This latter process, which is a DTC manual clearing process, is available to all DTC Participants; because it involves the manual line-by-line movement of (potentially) hundreds of securities positions, its usage generally costs a Fund more than the Shares Clearing Process to settle a purchase or redemption of a Creation Unit. With respect to any Fund that invests in a mix of domestic and foreign equity and debt securities, the clearance and settlement of its Creation Units will depend on the nature of each security, consistent with the processes discussed below.

     The Shares Clearing Process is not currently available for purchases or redemptions of certain Global Funds. Accordingly, Authorized Participants making payment for orders of Creation Units of Shares of Global Funds must have international trading capabilities and must deposit the Portfolio Deposit with the Fund “outside” the Shares Clearing Process through the relevant Fund’s Custodian and sub-custodians. Specifically, the purchase of a Creation Unit of a Global Fund will operate as follows. Following the notice of intention, an irrevocable order to purchase Creation Units, in the form required by the Fund, must be received by the Distributor from the Authorized Participant on its own or another investor’s behalf by the Order Cut-Off Time (as defined below) on the Transmittal Date (as defined below). Once a purchase order has been placed with the Distributor, the Distributor will inform the Fund’s Adviser and Custodian. Once the Custodian has been notified of an order to purchase, it will provide necessary information to the sub-custodian(s) of the relevant Global Fund. The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the Beneficial Owner on whose behalf it is acting, the relevant Deposit Securities (or the cash value of all or a part of such securities, in the case of a cash purchase or “cash-in-lieu” amount), with any appropriate adjustments as determined by the Fund. Deposit Securities must be delivered to the accounts maintained at the applicable sub-custodians. All sub-custodians will comply with Rule 17f-5 under the Act. Once sub-custodians confirm to the Custodian that the required securities have been delivered, the Custodian will notify the Fund’s Adviser and the Distributor. The Distributor will then deliver a confirmation and Fund Prospectus or Summary Prospectus to the purchaser.

     Except as described below, Shares and Deposit Securities of funds that invest all or a portion of their assets in fixed income securities (“Fixed Income Funds”) will clear and settle in the same manner as the Shares and Deposit Securities of all other Funds. The Shares and Deposit Securities of Fixed Income Funds will clear and settle in the same manner as the fixed income securities and shares of other ETFs that invest in fixed income securities.23 Deposit Securities that are U.S. government or U.S. agency securities and any cash will settle via free delivery through the Federal Reserve System. Non-U.S. fixed income securities will settle in accordance with the normal rules for settlement of such securities in the applicable non-U.S. market. The Shares will settle through the DTC. The Custodian will monitor the movement of the underlying Deposit Securities and will instruct the movement of Shares only upon validation that such securities have settled correctly. The settlement of Shares will be aligned with the settlement of the underlying Deposit Securities and will generally occur on a settlement cycle of T+3 Business Days or shorter, at the sole discretion of the Trust on behalf of each Fixed Income Fund.24 Applicants do not believe the issuance and settlement of Creation Units in the manner described above will have any negative impact on the arbitrage efficiency or the secondary market trading of Shares. Applicants do not believe that the clearing and settlement process will affect the arbitrage of Shares of the Fixed Income Funds.
     The securities and the number of shares of the Deposit Securities required for the Portfolio Deposit for each Fund will change as rebalancing adjustments and corporate action events are reflected from time to time by the Fund’s Adviser or Sub-Adviser(s) in light of the investment objective of such Fund. Applicants and each Fund reserve the right to permit or require a purchasing investor to substitute an amount of cash or a different security to replace any prescribed Deposit Security.25 Substitution might be permitted or required, for example, because one or more Deposit Securities: (1) may be unavailable, or may not be available in the quantity needed to make a Portfolio Deposit; (2) may not be eligible for transfer through the Shares Clearing Process; or (3) may not be eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting. Brokerage commissions incurred by a Fund to acquire any Deposit Security not part of the Portfolio Deposit are expected to be immaterial, and in any event, the Fund’s Adviser or Sub-Adviser may adjust the relevant Transaction Fee to ensure that the Fund collects the extra expense from the purchaser.
     All orders to create Creation Units, whether through or “outside” the Shares Clearing Process, must be received by the Distributor no later than the Order Cut-Off Time (as defined below), in each case on the date such order is placed (“Transmittal Date”) in order for creation of the Creation Units to be effected based on the NAV of the relevant Funds as determined on such date. Currently, in the case of custom orders,26 the order must be received by the Distributor no later than 3:00 p.m. Eastern Time. On days when an Exchange or the bond markets close earlier than normal, Fixed Income Funds may require custom orders for Creation Units to be placed earlier in the day. For example, on days when the generally accepted close of the bond market occurs earlier than normal (such as the day before a holiday), the Order Cut-Off Time for custom orders is expected to be no later than 11:00 a.m. Eastern Time. The procedures for making payment through and “outside”, the Shares Clearing Process will be set forth in detail in the SAI and are discussed below.

3.	Placement and Acceptance of Creation Unit Purchase Orders
     To initiate an order for a Creation Unit of any particular Fund, an Authorized Participant must give notice to the Distributor of its intent to submit such an order to purchase not later than the order cut-off time designated as such in the Participant Agreement (“Order Cut-Off Time”) on the relevant Business Day. The Order Cut-Off Time for purchases of Shares of each Fund will be the same time that the Fund calculates its NAV and is currently expected to be 4:00pm Eastern Time. Once the Distributor receives a notice of an intent to submit an order, the Distributor shall cause the Fund’s Adviser, the Fund’s Sub-Adviser(s) and the Custodian to be informed of such notice.
4.	Purchases Through the Shares Clearing Process
     An entity purchasing Creation Units of Shares may use the Shares Clearing Process that has been designed to provide trade instructions and the transfer of the requisite Portfolio Deposit to the Trust, along with the appropriate Transaction Fee. Upon the deposit of such Portfolio Deposit in payment for such Creation Units of Shares placed through the Distributor, such Shares will be delivered to the purchaser thereof.
5. Purchases “Outside” the Shares Clearing Process
     An entity purchasing Creation Units of Shares “outside” the Shares Clearing Process will be using a manual line-by-line position movement of each Deposit Security and hence will be required to pay a higher Transaction Fee than would have been charged had the creation been effected through the Shares Clearing Process, calculated in the manner disclosed in the Prospectus and/or SAI. Upon the deposit of the requisite Portfolio Deposit in payment for Creation Units placed through the Distributor, such Shares in Creation Units will be delivered to the purchasers thereof.

     An Authorized Participant must make available on or before the contractual settlement date, by means satisfactory to the Trust, immediately available or same-day funds estimated by the Trust to be sufficient to pay the Balancing Amount next-determined after acceptance of the purchase order together with the applicable purchase Transaction Fee. Any excess funds will be returned following settlement of the issue of the aggregation of a Creation Unit.
     Subject to the conditions that (a) a properly completed irrevocable purchase order has been submitted by an Authorized Participant (either on its own or another investor’s behalf) not later than the Order Cut-Off Time on the Transmittal Date, and (b) arrangements satisfactory to the Trust are in place for payment of the Balancing Amount and any other cash amounts that may be due, the Trust will accept the order, subject to its right (and the right of the Distributor and the applicable Adviser and Sub-Adviser(s)) to reject any order for any reason, including an order not submitted in proper form.
     Once the Trust has accepted an order, upon the next determination of the NAV per Share of the relevant Fund, the Trust will confirm the issuance, against receipt of payment, of a Creation Unit of such Fund at such NAV per Share. The Distributor will then transmit a confirmation of acceptance to the Authorized Participant that placed the order.
     A Creation Unit of a Fund will not be issued until the transfer of good title to the Trust of the Deposit Securities and the payment of the Balancing Amount have been completed. Notwithstanding the foregoing, to the extent contemplated by a Participant Agreement, Creation Units will be issued to an Authorized Participant despite the fact that the corresponding Portfolio Deposits have not been received in part or in whole, in reliance on the undertaking of such Authorized Participant to deliver the missing Deposit Securities as soon as possible, which undertaking shall be secured by such Authorized Participant’s delivery and maintenance of sufficient collateral. The Participant Agreement will permit the Fund to use such collateral to buy the missing Deposit Securities at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Trust of purchasing such securities and the value of the collateral. The SAI may contain further details relating to such collateral procedures.
6.	Rejection of Creation Unit Purchase Orders
     As noted above, the Distributor may reject any order to purchase Creation Units for any reason, including if an order to purchase Shares is not submitted in proper form. In addition, a Fund may reject a purchase order transmitted to it by the Distributor for any reason, including if:
     (i) the purchaser or group of related purchasers, upon obtaining the Creation Units of Shares of a Fund order, would own eighty percent (80%) or more of the outstanding Shares of such Fund;
     (ii) the acceptance of the Portfolio Deposit would have certain adverse tax consequences, such as causing the Fund no longer to meet RIC status under the Code for federal tax purposes;
     (iii) the acceptance of the Portfolio Deposit would, in the opinion of the Fund, be unlawful, as in the case of a purchaser who was banned from trading in securities;
     (iv) the acceptance of the Portfolio Deposit would otherwise, in the discretion of the Fund, an Adviser or Sub-Adviser, have an adverse effect on the Fund or on the rights of the Fund’s Beneficial Owners; or

     (v) there exist circumstances outside the control of the Fund that make it impossible to process purchases of Creation Units of Shares for all practical purposes. Examples of such circumstances include: acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outage resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Funds, the Advisers, any Sub-Adviser, the Transfer Agent, the Custodian, the Distributor, DTC, NSCC or any other participant in the purchase process; and similar extraordinary events.
H.	Pricing
     The price of Shares trading on an Exchange will be based on a current bid/offer market. The price of Shares of any Fund, like the price of all traded securities, is subject to factors such as supply and demand, as well as the current value of the Portfolio Securities held by such Fund. In addition, Shares are available for purchase or sale on an intra-day basis on an Exchange and do not have a fixed relationship to the previous day’s NAV or the current day’s NAV. Prices on an Exchange, therefore, may be below, at, or above the most recently calculated NAV of such Shares. No secondary sales will be made to brokers or dealers at a concession by the Distributor or by a Fund. Transactions involving the sale of Shares on an Exchange will be subject to customary brokerage commissions and charges.
     Applicants believe that the existence of a continuous trading market on an Exchange for Fund Shares, together with the publication by the Exchange of the current market value of the sum of the Deposit Securities and the estimated Balancing Amount, will be features of the Fund that will be particularly attractive to certain types of investors. Applicants intend to emphasize these features in the marketing of Shares.
     Applicants note that the pricing of Shares by means of bids and offers on an Exchange in the secondary market is no longer novel. Applicants are aware of the marketing success of PowerShares, Rydex, SPDRs, MidCap SPDRs and Select Sector SPDRs, the individual securities of which have been traded on the American Stock Exchange (“AMEX”), but which also permit on a continuous basis the redemption of specified aggregations of such individual securities. Applicants understand that the shares of exchange-traded funds trading on the AMEX generally have traded close to their respective NAVs on a per share basis, since trading commenced.27 It is apparent to Applicants that an exchange-traded open-end investment company that provides a daily redemption feature affords significant possible benefits for many types of investors.
I.	Redemption
     Beneficial Owners of Shares may sell their Shares in the secondary market, but must accumulate enough Shares to constitute a Creation Unit in order to redeem through the Trust. Redemption orders must be placed by or through an Authorized Participant. Creation Units will be redeemable at NAV per Share next determined after receipt of a request for redemption by the Trust. The Trust will have, pursuant to its organizational documents, the right to make redemption payments with respect to a Fund in cash, inkind, or in any combination of both, provided the value of its redemption payments, on a Creation Unit basis, equals the NAV times the appropriate number of Shares of such Creation Unit.

     Except with respect to certain Funds that invest in foreign securities (as discussed below), consistent with the provisions of Section 22(e) of the Act and Rule 22e-2 thereunder, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the Act. Subject to the foregoing, Creation Units of any Fund will generally be redeemable on any Business Day in exchange for the Redemption Securities and any Cash Redemption Payment (as defined below) in effect on the date a request for redemption is made.28
     A Fund’s Adviser or Sub-Adviser(s) will publish daily the list of Redemption Securities that a redeemer will receive from such Fund. The Applicants expect that the Deposit Securities and Redemption Securities will generally consist of a pro rata basket of the Fund’s portfolio. In some instances, the Deposit Securities may differ slightly from the Redemption Securities. The Trust will also deliver to the redeeming Shareholder in cash the “Cash Redemption Payment”, which on any given Business Day will be an amount calculated with respect to the Redemption Securities in the same manner as the Balancing Amount is calculated with respect to Deposit Securities, although the actual amount may differ if the Redemption Securities are not identical to the Deposit Securities applicable for Creation Units on the same day. To the extent that the Redemption Securities have a value greater than the NAV of the Shares being redeemed, a cash payment equal to the differential will be paid by the redeeming shareholder to the Trust. The Trust may also make redemptions in cash, if the Trust determines that such method is warranted. This could occur, for example, when a redeeming shareholder is restrained by regulation or policy from transacting in certain Redemption Securities, such as the presence of such Redemption Securities on a redeeming investment banking firm’s restricted list.
     Redemption of Shares in Creation Units will be subject to a cash Transaction Fee imposed in the same amount and manner as the Transaction Fee incurred in purchasing such Shares. Redemption of Shares may be made either through the Shares Clearing Process or “outside” the Shares Clearing Process through the facilities of DTC. As discussed with respect to purchases, a redeeming Shareholder will pay a Transaction Fee to offset a Fund’s operational processing costs and other similar costs incurred in transferring the Redemption Securities from its account to the account of the redeeming investor. An entity redeeming Shares in Clearing Unit Aggregations “outside” the Shares Clearing Process may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the Shares Clearing Process. In addition, an entity redeeming Shares that receives cash in lieu of one or more Redemption Securities may be assessed a higher Transaction Fee on the “cash in lieu” portion to cover the costs of selling such Redemption Securities, including trading costs, brokerage commissions, and all or part of the spread between the expected bid and offer side of the market relating to such Redemption Securities. This higher Transaction Fee will be assessed in the same manner as the Transaction Fee incurred in purchasing Creation Units using a “cash in lieu” portion, and will be calculated in the manner as disclosed in the Prospectus and/or SAI.

     To the extent contemplated by a Participant Agreement, in the event an Authorized Participant has submitted a redemption request in proper form but is unable to transfer all or part of the Creation Unit to be redeemed to the Distributor on behalf of the Fund prior to the time that the Fund calculates its NAV on the date such redemption request is submitted, the Distributor will nonetheless accept the redemption request in reliance on an undertaking by the Authorized Participant to deliver the missing Shares as soon as possible, which undertaking shall be secured by the Authorized Participant’s delivery and maintenance of sufficient collateral. The Participant Agreement will permit the Trust, on behalf of the relevant Fund, to use such collateral to purchase the missing Shares or acquire the Redemption Securities and the Balancing Amount underlying such Shares, and will subject the Authorized Participant to liability for any shortfall between the cost of the Trust acquiring such Shares, Redemption Securities or Balancing Amount and the value of the collateral. The SAI may contain further details relating to such collateral procedures.
     A redemption request outside the Shares Clearing Process will be considered to be in proper form if (a) a duly completed request form is received by the Distributor from the Authorized Participant on behalf of itself or another redeeming investor at a time specified by the Trust and (b) arrangements satisfactory to the Trust are in place for the Authorized Participant to transfer or cause to be transferred to the Trust the Creation Unit of a Fund being redeemed through the book-entry system of the DTC on or before contractual settlement of the redemption request. As discussed above, each Fund in its discretion may require or permit cash to be substituted for a Redemption Security.

     When redeeming a Creation Unit of a Global Fund and taking delivery of Redemption Securities in connection with such redemption into a securities account of the Authorized Participant or investor on whose behalf the Authorized Participant is acting, the owner of the account must maintain appropriate security arrangements with a broker-dealer, bank or other custody provider in each jurisdiction in which any of the Redemption Securities are customarily traded. If neither the Authorized Participant nor the redeeming investor has appropriate arrangements in place and is not able to make such arrangements, or if it is otherwise not possible to deliver Redemption Securities in certain jurisdictions,29 the Fund may use its discretion to redeem Creation Units of Shares for cash; in such an instance, the redeeming shareholder will be required to accept cash redemption in an amount equal to the aggregate NAV of the Creation Unit(s) redeemed minus the applicable Transaction Fee, which may be higher to cover costs incidental to converting Redemption Securities to cash.
J.	Qualification as a Regulated Investment Company
     If each Fund qualifies for and elects treatment as a RIC for U.S. federal income tax purposes, then each Fund effectively will be treated as if it were a separate registered investment company and will generally not be subject to U.S. federal income tax on its income to the extent it distributes substantially all of its investment company taxable income and net capital gains and satisfies other applicable requirements of the Code.
     The Trust, on behalf of each Fund, will have the right to reject an order for purchase of Creation Units of Shares upon an “in-kind” deposit of Deposit Securities for any reason, including if the purchaser (or a group of related purchasers) would, upon obtaining the Shares so ordered, own 80 percent or more of the outstanding Shares of a given Fund and if, in consequence, pursuant to Section 351 of the Code, the respective Fund would have a basis in the Deposit Securities different from the market value of such Deposit Securities on the date of deposit. Each Fund will have the right to require and rely upon information necessary to determine beneficial ownership of Shares for purposes of the 80 percent determination or in lieu of this, accept a certification from a broker-dealer that is a member of the Fund’s listing Exchange, that the cost basis of the Deposit Securities is essentially identical to their market value at the time of deposit.
K.	Dividends, Distributions and Tax
     Dividends from net investment income will be declared and paid at least annually by each Fund in the same manner as by other open-end investment companies. Certain of the Funds may pay dividends, if any, on a monthly or quarterly basis. Dividends will be paid to Beneficial Owners of record in the manner described below. Distributions of realized capital gains, if any, generally will be declared and paid once a year, but each Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Code, in all events in a manner consistent with the provisions of the Act.
     Dividends and other distributions on Shares of each Fund will be distributed on a pro rata basis to Beneficial Owners of Shares. Dividend payments will be made through the DTC and the DTC Participants to Beneficial Owners on the record date with amounts received from each Fund.
     Each Fund (a) will make additional distributions to the extent necessary to distribute the annual investment company taxable income of the Fund, plus any net capital gains and (b) may make additional distributions to avoid imposition of the excise tax imposed by Section 4982 of the Code. The Board of Trustees will reserve the right to declare special dividends if, in its reasonable discretion, such action is necessary or advisable to preserve the status of each Fund as a RIC or to avoid imposition of income or excise taxes on undistributed income.
L.	Dividend Reinvestment Service
     The Trust does not intend to make the DTC book-entry dividend reinvestment service available for use by Beneficial Owners for reinvestment of their cash proceeds, but certain individual brokers may make a dividend reinvestment service available to their clients.
M.	Shareholder Transaction and Distribution Expenses
     No sales charges for purchases of Creation Units of Shares of any Fund are contemplated. As indicated above, each Fund will charge a Transaction Fee only to those investors purchasing and redeeming Creation Units of its Shares. However, investors purchasing and selling Shares in the secondary market may incur customary brokerage commissions, fees and expenses. The Trust will be authorized to implement a plan under Rule 12b-1 of the Act of up to 25 basis points for each of the Funds, calculated on the average daily NAV of each Fund. Such plan, if implemented, will be disclosed in the Prospectus.
N.	Shareholder Reports
     The Trust will furnish to the DTC Participants for distribution to Beneficial Owners of each Fund notifications with respect to each distribution, as well as an annual notification as to the tax status of such Funds’ distributions. The Trust will also furnish to the DTC Participants, for distribution to Beneficial Owners, the Trust’s annual report containing audited financial statements, as well as copies of its semi-annual shareholder report (together, “Shareholder Reports”).
O.	Availability of Information
     The Applicants believe that a great deal of information will be available to prospective investors about the Funds. The Website, which will be publicly available prior to the public offering of Shares, will include, or will include links to, the current Prospectus for each Fund that may be downloaded. Additionally, the Website may include, or may include links to, the current Summary Prospectus,30 SAI, and most recent annual and semi-annual reports to shareholders. The Website will include, or will include links to, additional quantitative information updated on a daily basis, including, for each Fund, (1) daily trading volume, the prior Business Day’s reported closing price, NAV and Bid/Ask Price,31 and a calculation of the premium and discount of the closing price or Bid/Ask Price against the NAV, and (2) data in chart format displaying the frequency distribution of discounts and premiums of the daily closing price or Bid/Ask Price against the NAV, within appropriate ranges, for each of the four previous calendar quarters. On each Business Day, before commencement of trading in Shares on the Exchange, the Fund will disclose on the Website the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis for the Fund’s calculation of NAV at the end of the Business Day. The Website and information will be publicly available at no charge.32 In addition, the NAV for each Fund will be calculated and disseminated daily.
     Investors interested in a particular Fund can also obtain the Fund’s SAI, each Fund’s Shareholder Reports and its Form N-SAR, filed twice a year. The Fund’s SAI and Shareholder Reports are available free upon request from the Trust, and those documents and the Form N-CSR and Form N-SAR may be viewed on-screen or downloaded from the Commission’s website at http://www.sec.gov.
     In addition, because the Shares are listed on an Exchange, prospective investors have access to information about the product over and above what is normally available about a security of an open-end investment company. Information regarding market price and volume is and will be continually available on a real-time basis throughout the day on Brokers’ computer screens and other electronic services. As previously stated, the Exchange will disseminate every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association an amount representing, on a per Share basis, the sum of the current value of the Deposit Securities and the estimated Balancing Amount. The Funds are not involved in, or responsible for, the calculation or dissemination of any such amount and make no warranty as to its accuracy.
P.	Sales and Marketing Materials and Prospectus Disclosure
     Applicants will take such steps as may be necessary to avoid confusion in the public’s mind between the Trust and its Funds on the one hand, and a traditional “open-

end investment company” or “mutual fund,” on the other hand. For example, with respect to disclosure in the Prospectus concerning the description of a Fund and the non-redeemability of Shares, the Trust and the Funds will observe the following policies: (1) the term “mutual fund” will not be used except to compare and contrast the Trust or a Fund with conventional mutual funds; (2) the term “open-end management investment company” will be used in the Prospectus only to the extent required by Form N-1A or other securities law requirements and this phrase will not be included on the cover page of the Fund’s Prospectus or Summary Prospectus, if any; (3) the Fund’s Prospectus or Summary Prospectus, if any, will set forth the fact that Shares will be listed on an Exchange (which will be identified) and will be individually non-redeemable; (4) the Prospectus will disclose that the owners of Shares may acquire those Shares from the Fund, and tender those Shares for redemption to the Fund, in Creation Units only; and (5) the Prospectus will clearly disclose that individual Share prices may be below, above or at the most recently calculated NAV. The detailed explanation of the issuance and redemption procedures for Creation Units will be provided in the SAI.
     Although the Trust will be classified and registered under the Act as an open-end management investment company, neither the Trust nor any Fund will be advertised or marketed or otherwise “held out” as a traditional open-end investment company or a mutual fund. Instead, each Fund will be marketed as an “actively managed exchange-traded fund,” “actively managed ETF” or “ETF.” To that end, the designation of the Trust and the Funds in all marketing materials will be limited to the terms “exchange-traded fund,” “ETF,” “investment company,” “fund” and “trust” without reference to an “open-end fund” or a “mutual fund,” except to compare and contrast the Trust and the

Funds with traditional open-end management investment companies (which may be referred to as “mutual funds”). In addition, each Fund’s Prospectus, Summary Prospectus (if any) and advertising material will prominently disclose that the Fund is an “actively managed exchange-traded fund” or “actively managed ETF.” All marketing materials that describe the features or method of obtaining, buying or selling Creation Units, or Shares traded on the Exchange, or refer to redeemability, will prominently disclose that Shares are not individually redeemable shares and will disclose that the owners of Shares may acquire those Shares from the Fund, or tender such Shares for redemption to the Fund, in Creation Units only. The same approach will be followed in connection with the SAI, Shareholder Reports and investor educational materials issued or circulated in connection with the Shares. The Prospectus and SAI for each Fund will disclose that the Funds are actively managed exchange-traded funds.
     Each Prospectus and/or SAI will also state that, while Creation Units of Shares may be redeemed, brokerage and other costs are expected to be associated with aggregating a sufficient number of Shares to redeem them in a Creation Unit. After a Fund’s Shares have traded for 12 months or more, the Prospectus or SAI or website and any advertising or sales literature will provide supplementary information on market premiums or discounts relative to the NAV to enable present Beneficial Owners and prospective investors to evaluate the relative desirability of the Shares’ intraday marketability versus a conventional mutual fund’s redeemability at every trading day’s closing NAV.

     The primary disclosure document with respect to the Shares is the Prospectus or Summary Prospectus. As with all investment company securities, the purchase of Shares in Creation Units will be accompanied or preceded by a statutory Prospectus or Summary Prospectus.33 In addition, a statutory Prospectus or Summary Prospectus will accompany each secondary market trade of the Shares.
     The Prospectus and/or SAI will make clear that Shares may be bought from a Fund only in Creation Units and redeemed by a Fund only if tendered in Creation Units and will contain an explanation of the procedures for purchasing and redeeming Creation Units in appropriate detail. A Fund’s Prospectus and/or SAI also will disclose certain legal risks that are unique to persons purchasing Creation Units from a Fund.
     The Distributor, in its capacity as principal underwriter and distributor, will coordinate the production and distribution of the Prospectus or Summary Prospectus to broker-dealers. It will be the responsibility of the broker-dealers to ensure that a Prospectus or Summary Prospectus is provided to each secondary market purchaser of Shares. The Funds will provide copies of its Shareholder Reports to DTC Participants for distribution to Beneficial Owners. The above policies and format will also be followed in all reports to Beneficial Owners.
     The Prospectus for each Single-Tier Fund will disclose that it has received an exemptive order that permits registered investment companies to invest in such Single-Tier Fund beyond the limits of Section 12(d)(1) of the Act, subject to certain terms and conditions, including that the registered investment company enter into an agreement with such Single-Tier Fund regarding the terms of the investment.

     Any Single-Tier Fund may choose to reject a purchase order at the discretion of the Fund.
Q.	Procedure by Which Shares Will Reach Investors: Disclosure Documents
     Based on the experience of existing ETFs, Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units of a Fund.
     One category is the institutional investor that desires to invest a portion of its portfolio in the type of Portfolio Securities held by the relevant Fund and finds Shares a cost-effective means to do so, with the added benefit of exchange-traded liquidity should the investor wish to sell some or all of its holdings. Institutional investors may also wish to purchase or redeem Creation Units of a Fund to take advantage of the potential arbitrage opportunities in much the same manner as arbitrageurs (as discussed below).
     The other likely institutional investor is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of Shares of a Fund on an Exchange versus the aggregate value of the Portfolio Securities held by such Fund.34 Applicants do not expect that arbitrageurs will hold positions in Shares for any length of time unless the positions are appropriately hedged. Applicants believe that arbitrageurs will purchase or redeem Creation Units of a Fund in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market, as well as keep the market price of Shares close to the applicable Fund’s NAV.
     Lastly, Applicants observe that Exchange Specialists, acting in the role of providing a fair and orderly secondary market for the Shares, may from time to time find it appropriate to purchase or redeem Creation Units of Shares in connection with their market-making activities on the floor of the Exchange.

     In the above examples, those who purchase Shares in Creation Units of a Fund may hold such Shares or may, at the time of purchase or at a later time, sell such Shares into the secondary market. Applicants expect that secondary market purchasers of Shares of a Fund will include both institutional investors and “retail” investors for whom such Shares provide a useful, “retail-priced” exchange-traded mechanism for investing in securities.
     The Prospectus and/or SAI will indicate that the proposed method by which Shares will be purchased and traded may raise certain issues under applicable securities laws. Similar disclosure is made in the prospectuses and/or statement of additional information for currently traded ETFs. As described above, Shares in Creation Units will be offered continuously to the public. Because new Shares may be created and issued on an ongoing basis, at any point during the life of the relevant Fund, a “distribution,” as such term is used in the Securities Act, may be occurring. Broker-dealers and other persons will be cautioned in the Prospectus that some activities on their part may, depending on the circumstances, result in their being deemed participants in a distribution in a manner that could render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act. For example, a broker-dealer firm and/or its customer may be deemed a statutory underwriter if it takes Creation Units after placing an order with the Distributor, breaks them down into the constituent Shares, and sells such Shares directly to customers, or if it chooses to couple the purchase of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for Shares. The Prospectus and/or SAI will also state that a determination of whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular cases, and may provide examples of activities that could lead to categorization as an underwriter.
     The Prospectus and/or SAI will also state that dealers who are not “underwriters,” but who are participating in a distribution (as contrasted with ordinary secondary market transactions), and thus dealing with Shares that are part of an “unsold allotment” within the meaning of Section 4(3)(C) of the Securities Act, would be unable to take advantage of the prospectus-delivery exemption provided by Section 4(3) of the Securities Act.35
     The Distributor will act as coordinator in connection with the production and distribution of such materials to broker-dealers and will generally make known among the broker-dealer community that a current version of such Prospectus, Summary Prospectus (if any) and SAI may be obtained through the Distributor. Brokerage firms will be able to order in advance their anticipated quantities of such materials from the Distributor.
     Additionally, the Distributor will arrange to deliver the Prospectus, Summary Prospectus (if applicable) and SAI to the Exchange, where they will be available for review by investors.
IV. IN SUPPORT OF THE APPLICATION
A.	Summary of the Application
     Applicants seek an order from the Commission (1) permitting the Funds to issue Shares that are redeemable in Creation Units only; (2) permitting secondary market transactions in Shares at negotiated prices rather than at the current offering price described in the Prospectus; (3) permitting affiliated persons of a Fund, or affiliated persons of such affiliated persons, to deposit securities into and receive securities from the Fund in connection with the purchase and redemption of Creation Units; (4)

permitting Global Funds to pay redemption proceeds more than seven days after Shares are tendered for redemption; (5) permitting certain registered management investment companies and unit investment trusts (“UITs”) outside of the same group of investment companies as the Funds to acquire Shares of the Single-Tier Funds in excess of the limits in 12(d)(1)(A) , and the Single-Tier Funds, any principal underwriter for a Single-Tier Fund and any Broker to sell Shares of the Single-Tier Funds to such companies and UITs in excess of the limits in 12(d)(1)(B); and (6) in connection with the transactions described in (5), the Funds as well as the companies and/or UITs to engage in certain affiliated transactions, all as more fully set forth below.
     The exemptive relief specified below is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act:
if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of . . . [the Act].
     Applicants believe that Shares of each Fund afford significant benefits in the public interest. Among other benefits, availability of Shares would provide: (a) increased investment opportunities that should encourage diversified investment; (b) in the case of individual tradable Shares, a potentially lower cost investment vehicle for small and middle-sized accounts of individuals and institutions that would be available at on demand intra-day prices rather than only closing prices; (c) a security that should be freely available in response to market demand; (d) competition for comparable products available in both foreign and U.S. markets; (e) the ability to facilitate the implementation of diversified investment management techniques; and (f) a more tax efficient investment vehicle than most traditional mutual funds or closed-end funds.
     The Commission has indicated that Section 6(c) permits it to exempt “particular vehicles and particular interests” from provisions of the Act that would inhibit “competitive development of new products and new markets offered and sold in or from the United States.”36 The Shares would provide to both retail and institutional investors new exchange-traded investment company products representing interests in the type of Portfolio Securities held by the Funds. As such, Applicants believe the Shares of the Funds are appropriate for exemptive relief under Section 6(c).
     Applicants have made every effort to achieve their stated objectives in a manner consistent with existing statutory and regulatory constraints and within the substantive limits of exemptive relief previously granted to others.
     With respect to the exemptive relief specified below regarding Sections 17(a)(1) and 17(a)(2) of the Act, relief is also requested pursuant to Section 17(b) of the Act, which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:
the terms of the proposed transaction . . . are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned . . . and the proposed transaction is consistent with the general purposes of [the Act].
     The sale and redemption of Creation Units of each Fund is on the same terms for all investors. Creation Units will be sold and redeemed at the Fund’s NAV per Share. Such transactions do not involve “overreaching” by an affiliated person. Accordingly, Applicants believe the proposed transactions described herein meet the standards for relief under Section 17(b) of the Act because the terms of such proposed transactions, including the consideration to be paid or received for the Creation Units: (a) are reasonable and fair and do not involve overreaching on the part of any person concerned; (b) are consistent with the policies of the Funds; and (c) are consistent with the general purposes of the Act.
     The Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act.
B.	Benefits of the Proposal
     The typical exchange-traded fund allows investors to trade a standardized portfolio of securities in a size comparable to a share of common stock. Trading in market-basket products is an important investment strategy due to (a) the widely acknowledged benefits of diversification and (b) the attraction of baskets selected from a portion of the broader market that investors may want to incorporate into their portfolio. The popularity of QQQs, iShares, SPDRs, MidCap SPDRs, DIAMONDS, and Select

Sector SPDRs, all of which are basket products, is ample evidence of the fact that a basket structure has proven attractive to investors.
1.	Intra-Day Trading
     Traditional open-end mutual funds do not provide investors the ability to trade throughout the day. Shares, which will be listed on the Exchange, will trade throughout the Exchange’s regular trading hours. The price at which Shares trade will be disciplined by arbitrage opportunities created by the option continually to purchase or redeem Shares in Creation Units, which should help ensure that Shares will not trade at a material discount or premium in relation to a Fund’s NAV, in marked contrast to closed-end investment companies. The continuous ability to purchase and redeem Shares in Creation Units also means that Share prices in secondary trading should not ordinarily be materially affected by limited or excess availability.
2.	Maintaining a Competitive Position in the Global Securities Markets
     To maintain a competitive position in global securities markets, U.S. participants must respond to new developments and encourage the development of new products. Innovative financial vehicles, such as those to be offered by the Trust, will provide global investors new opportunities for investment. Applicants believe that by providing a wide range of investors with actively managed U.S. exchange-traded funds the proposed Funds will benefit the markets.
C.	The Product Does Not Raise Concerns
1.	Structure and Operation of the Trust and its Funds
     As discussed below, the liquidity of each Fund’s Portfolio Securities, each Fund’s Transparency Disclosure, the level and detail of information contained in the Prospectus for each Fund, as well as that displayed on the Website, will provide an effective arbitrage mechanism. Consequently, Applicants expect that the Funds will operate similarly to actively managed ETFs currently trading in the secondary market.
     a. Arbitrage Mechanism
     Applicants believe that (i) the arbitrage opportunities offered by the Trust and its Funds will be the same as those offered by existing actively managed ETFs and (ii) the secondary market prices of the Shares will closely track their respective NAVs. The Commission has granted exemptive relief to actively managed ETFs in large part because their structures enable efficient arbitrage, thereby minimizing the premium or discount relative to such ETFs’ NAV. Frequent disclosure of underlying portfolio holdings has been recognized by market commentators and analysts, as well as by the Commission itself, to be a fundamental characteristic of ETFs. Such disclosure is acknowledged to facilitate the arbitrage mechanism described in many of the applications for relief submitted by actively managed ETFs.
     Applicants have every reason to believe that the design and structure of the Funds and each Fund’s Transparency Disclosure will result in an arbitrage mechanism as efficient and robust as that which now exists actively managed ETFs that have been granted an exemptive order by the Commission. Therefore, in light of each Fund’s Transparency Disclosure and efficient arbitrage mechanism inherent in each Fund’s structure, Applicants submit that the secondary market prices for Shares of such Funds should trade at prices close to NAV and should reflect the value of each Fund’s Portfolio Securities.

2.	Investor Uses and Benefits of Products
     As described above, Applicants believe that the Trust and its Funds will offer a variety of benefits that will appeal to individual and institutional investors alike. These benefits include flexibility, tradability, availability, certainty of purchase price and may include certain tax efficiencies. The last important benefit is that investors will have access to extensive information regarding the Portfolio Securities of each Fund, and Deposit and Redemption Securities. Applicants believe that this updated information will be used also by fund analysts, fund evaluation services, financial planners, investment advisers and broker-dealers, among others, and will enhance general market knowledge about each Fund’s Portfolio Securities as well as the performance of its Adviser and Sub-Adviser(s).
     Applicants have made every effort to structure the Funds in a way that would not favor creators, redeemers and arbitrageurs over retail investors buying and selling in the secondary market. All investors, large and small, will know when changes in each Fund’s Portfolio Securities are made and information about such changes will be made available to all investors at the same time. In addition, neither the Advisers nor any Sub-

Adviser will have any latitude to change or specify certain Deposit or Redemption Securities to favor an affiliate or any other person.
3.	The Commission Should Grant the Exemptive Relief Requested
     Applicants believe that the Trust and the Funds will provide necessary safeguards against shareholder discrimination and potential conflicts of interest. Applicants submit that the benefits offered to potential investors are varied and useful. Based on the foregoing, the Applicants respectfully request the relief set forth below.
V. REQUEST FOR ORDER
A.	Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)
     Section 5(a)(1) of the Act defines an “open-end company” as “a management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.” The term “redeemable security” is defined in Section 2(a)(32) of the Act as:
any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer . . . is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.
     The Applicants believe that the Shares could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security. Shares are securities “under the terms of which” an owner may receive his proportionate share of the Funds’ current net assets; the unusual aspect of such Shares is that the terms provide for such a right to redemption only when an individual Share is aggregated with a specified number of such other individual Shares that together constitute a redeemable Creation Unit. Because the redeemable Creation Units of a Fund can be unbundled into individual Shares that are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act would be met if such individual Shares are viewed as non-redeemable securities. In light of this possible analysis, the Applicants request the Order to permit the Trust to register as an open-end management investment company and issue Shares that are redeemable in Creation Units only as described herein.
     Although Shares will not be individually redeemable, because of the arbitrage possibilities created by the redeemability of Creation Units, it is expected that the market price of individual Shares will not vary much from NAV.
     The Commission is authorized by Section 6(c) of the Act to exempt, conditionally or unconditionally, by order upon application, inter alia, any:
person, security, or transaction, or any class or classes of . . . persons, securities, or transactions, . . . if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].
     The relief requested and the structure described in this Application are the same as that granted by the Commission in the Active PowerShares Order and certain other orders (see note 4, supra),

permitting the creation of Creation Units described in such orders to be separated into individual shares which were not redeemable. Similarly, in the SuperTrust Order, the Commission granted relief under Section 4(2) of the Act, permitting the SuperUnits, as described therein, issued by a unit investment trust, to be separated into non-redeemable components, the “SuperShares.” Again, in the SPDR Order, the Commission granted relief under Section 4(2) of the Act to permit redeemable “Creation Unit” aggregations of SPDRs issued by a unit investment trust to be traded individually on an exchange without the benefit of redemption accorded such “Creation Unit” aggregations.37 The Applicants believe that the issues raised in this Application, with respect to Sections 2(a)(32) and 5(a)(1) of the Act, are the same issues raised in the applications for the above-mentioned orders and merit the same relief.
     Creation Units will always be redeemable in accordance with the provisions of the Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption. Moreover, listing on an Exchange will afford all holders of Shares the benefit of intra-day liquidity and continuous disclosure. As noted above, on each Business Day, before commencement of trading in Shares on the Fund’s listing Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis of the Fund’s calculation of NAV at the end of the Business Day. Since market participants will be aware, at all times, of each Fund’s Portfolio Securities and other assets that form the basis for its NAV calculation, the risk of significant deviations between NAV and market price is minimized. Also, each investor is entitled to purchase or redeem Creation Units rather than trade the individual Shares in the secondary market, although in certain cases the transaction costs incurred to obtain the necessary number of individual Shares for accumulation into a Creation Unit will outweigh the benefits of redemption.
     As Applicants have noted above, the Commission has considerable latitude to issue exemptive orders under Section 6(c) of the Act, which permits the Commission to deal with situations not foreseen when the Act came into effect in 1940. The Applicants believe that the Shares of each Fund may be issued and sold on a basis consistent with the policies of the Act and without risk of the abuses against which the Act was designed to protect. The Applicants further believe that providing exemptive relief to the Trust in order to permit the Trust to register as an open-end investment company and issue redeemable Creation Units of individual Shares, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes of Section 1 of the Act, and, accordingly, the Applicants hereby request that this Application for an Order of exemption be granted.
B.	Exemption from the Provisions of Section 22(d) and Rule 22c-1
Section 22(d) of the Act provides in part, that:

no registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus . . . .

Rule 22c-1 provides that:

no registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.
     Shares of each Fund will be listed on an Exchange and the Exchange Specialists will maintain a market for such Shares. Secondary market transactions in Shares occurring on an Exchange will be effected at negotiated prices, not on the basis of NAV next calculated after receipt of any sale order. The Shares will trade on and away from38 the primary listing Exchange at all times on the basis of the current bid/offer price. In addition, the Applicants will maintain the Website that will include the Prospectus and SAI, the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis for the Fund’s calculation of NAV at the end of the Business Day. The purchase and sale of Shares of each Fund will not, therefore, be accomplished at an offering price described in the Prospectus, as required by Section 22(d) of the Act, nor will sales and repurchases be made at a price based on the current NAV next computed after receipt of an order, as required by Rule 22c-1 under the Act.
     Based on the facts hereinafter set forth, the Applicants respectfully request that the Commission enter an order under Section 6(c) of the Act exempting the Applicants from the provisions of Section 22(d) and Rule 22c-1 to the extent necessary to permit the trading of Shares of each Fund on and away from an Exchange at prices based on bid/ask prices, rather than the NAV per Share of the relevant Fund.

     While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been intended (1) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (2) to prevent unjust discrimination or preferential treatment among buyers, and (3) to ensure an orderly distribution system of shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price.39 The proposing release to Rule 22c-2 under the Act (“Mutual Fund Redemption Fee Rule”) notes that Rule 22c-1 “requires that each redeeming shareholder receive his pro rata portion of the fund’s net assets.”40
     The first two purposes — preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers — would not seem to be relevant issues for secondary trading by dealers in Shares of a Fund. Secondary market transactions in Shares would not cause dilution for owners of such Shares because such transactions do not involve Fund assets. A dilutive effect could occur only where transactions directly involving Fund assets take place.41 Similarly, secondary market trading in Shares should not create discrimination or preferential treatment among buyers. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces but do not occur as a result of unjust or discriminatory manipulation. Outside market forces do not cause discrimination among buyers by the Funds or any dealers involved in the sale of Shares.
     With respect to the third possible purpose of Section 22(d), anyone may sell Shares of a Fund and anyone may acquire such Shares either by purchasing or selling them on an Exchange or by creating or selling an accumulated Creation Unit (subject to certain administrative conditions); therefore, no Shareholder should have an advantage over any other Shareholder in the purchase or sale of such Shares. Moreover, other clients of the Advisers and any Sub-Adviser will not have a trading advantage or other advantage over other investors because they will not receive any information on changes in a Fund’s Portfolio Securities prior to the public disclosure thereof. In addition, secondary market transactions in Shares of a Fund should generally occur at prices at or close to NAV. If the prices for Shares of a Fund should fall below the proportionate NAV of the underlying Fund assets, an investor need only accumulate enough individual Shares of such Fund to constitute a Creation Unit in order to redeem such Shares at NAV. Competitive forces in the marketplace should thus ensure that the margin between NAV and the price for the Shares in the secondary market remains narrow.
     The Applicants believe that the nature of the markets in the Funds’ Portfolio Securities will be the primary determinant of premiums or discounts. Prices in the secondary market for Shares would, of course, fluctuate based upon the market’s assessments of price changes in the Portfolio Securities held in a given Fund. Applicants believe that the ability to execute a transaction in Shares at an intra-day trading price has been, and will continue to be, a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of traditional mutual funds. As has been previously discussed, this feature would be fully disclosed to investors, and the investors would purchase and sell Shares in reliance on the efficiency of the market.
     On the basis of the foregoing, the Applicants believe (1) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Units and pricing and trading Shares, and (2) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes of Section 1 of the Act. Accordingly, the Applicants hereby request that an order of exemption be granted in respect of Section 22(d) and Rule 22c-1.
C.	Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)
     The Applicants seek an exemption from Section 17(a) of the Act pursuant to Sections 6(c) and 17(b) of the Act to allow certain affiliated persons, and affiliated persons of affiliated persons (“Second-Tier Affiliates”) to effectuate purchases and redemptions in-kind.42 Section 17(a) of the Act, in general, makes it:
“unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company . . . or any affiliated person of such a person, promoter or principal underwriter, acting as principal (1) knowingly to sell any security or other property to such registered company . . . unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust . . . by the depositor thereof, (2) knowingly to purchase from such registered company or from any company controlled by such registered company any security or other property (except securities of which the seller is the issuer) . . .”
unless the Commission upon application pursuant to Section 17(b) of the Act grants an exemption from the provisions of Section 17(a). Therefore, Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of such company. Section 17(b) provides that the Commission will grant such an exemption if evidence establishes that the terms of the proposed transaction are: (i) fair and reasonable, and do not involve overreaching on the part of any person concerned; (ii) consistent with the policy of each registered investment company concerned; and (iii) consistent with the general purposes of the Act.
     The Applicants also are requesting an exemption from Section 17(a) under Section 6(c) because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and, as discussed below, there may be a number of transactions by persons who may be deemed to be affiliates. See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945), where the Commission, under Section 6(c) of the 1940 Act, exempted a series of transactions that otherwise would be prohibited by Section 17(a).
     Section 2(a)(3) of the Act defines an affiliated person as:
“(A)ny person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner or employee of such other person; (E) . . . any investment adviser [of an investment company] or any member of an advisory board thereof; and (F) . . . [the depositor of any] unincorporated investment company not having a board of directors . . . .”
     Section 2(a)(9) of the Act defines the “presumption of control” as:
“Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company . . .”
     The Funds may be deemed to be controlled by their respective Adviser or an entity controlling, controlled by or under common control with such Adviser and hence affiliated persons of each other. In addition, a Fund may be deemed to be under common control with any other registered investment company (or series thereof) advised by its Adviser or an entity controlling, controlled by or under common control with that Adviser (an “Affiliated Fund”).
     If Creation Units of all of the Funds or of one or more particular Funds are held by twenty or fewer investors, including an Exchange Specialist or Market Maker, some or all of such investors will be 5% owners of the Trust or such Funds, and one or more investors may hold in excess of 25% of the Trust or such Funds, as the case may be, and therefore would be deemed to be affiliates of the Trust or such Funds either under Section 2(a)(3)(A) or Section 2 (a)(3)(C) of the Act. Section 17(a)(1) could be read to prohibit these investors from depositing the Deposit Securities with a Fund in return for a Creation Unit (an in-kind purchase), and likewise Section 17(a)(2) could be read to prohibit such persons from receiving an in-kind redemption from a Fund. Furthermore, one or more investors, or the Exchange Specialist or a Market Maker in connection with such persons’ market-making activities, might each accumulate 5% or more of a Fund’s securities. Additionally, one or more holders of Shares, or an Exchange Specialist or Market Maker, might from time to time, accumulate in excess of 25% of Shares of one or more Funds, and such persons would therefore be deemed to be affiliates of the Trust and such Funds under Section 2(a)(3)(C) of the Act. In addition, there exists a possibility that a large institutional investor could own 5% or more, or in excess of 25%, of the outstanding shares of Affiliated Funds making that investor a Second-Tier Affiliate of a Fund. The Applicants request an exemption to permit persons that are affiliated persons or Second-Tier Affiliates of the Funds solely by virtue of (1) holding 5% or more, or in excess of 25%, of the outstanding Shares of one or more Funds; (2) having an affiliation with a person with an ownership interest described in (1); or (3) holding 5% or more, or more than 25%, of the Shares of one or more Affiliated Funds, to effectuate purchases and redemptions “in-kind.”
     Applicants also seek an exemption from Sections 17(a)(1) and 17(a)(2) to permit sales of Shares by any Single-Tier Fund to an Investing Fund and purchases of Shares by a Single-Tier Fund from an Investing Fund, and the in-kind transactions that would accompany such sales and purchases.43 In this regard, Applicants observe that an Investing Fund that relies on the relief from the requirements of 12(d)(1) requested herein could potentially own 5% or more of the Shares of a Single-Tier Fund. Under such circumstances, the Single-Tier Fund could be deemed to be an affiliated person of the Investing Fund, and the Investing Fund could be deemed to be an affiliated person of the Single-Tier Funds. To the extent that a Single-Tier Fund and an Investing Fund are so affiliated, sale of Shares by the Single-Tier Fund to the Investing Fund and purchase of Shares by the Investing Fund may be deemed to violate Section 17(a) of the Act.44

     The Applicants assert that no useful purpose would be served by prohibiting the types of affiliated persons listed above from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units. The deposit procedures for both in-kind purchases and in-kind redemptions of Creation Units will be effected in exactly the same manner, regardless of the size or number of the purchases or redemptions of Creation Units. Deposit Securities and Redemption Securities will be valued in the same manner as Portfolio Securities currently held by the relevant Funds, and will be valued in this same manner, regardless of the identity of the purchaser or redeemer. Applicants submit that any consideration paid from the types of affiliated persons listed above for the purchase or redemption, including in-kind purchases and in-kind redemptions, of Shares directly from a Fund will be based on the NAV of such Fund in accordance with the policies and procedures set forth in the Fund’s registration statement.
     The Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with the Funds’ objectives and with the general purposes of the Act. The Applicants believe that in-kind purchases and redemptions will be made on terms reasonable to the Applicants and any affiliated persons because they will be valued pursuant to verifiable objective standards. The method of valuing Portfolio Securities held by a Fund is the same as that used for calculating in-kind purchase or redemption values and, therefore, creates no opportunity for affiliated persons or the Applicants to effect a transaction detrimental to the other holders of Shares of that Fund. Similarly, the Applicants believe that using the same standards for valuing Portfolio Securities held by a Fund as are used for calculating in-kind redemptions or purchases will ensure that the Fund’s NAV will not be adversely affected by such securities transactions.
     Furthermore, Applicants submit that the terms of the sale of Creation Units by a Single-Tier Fund to an Investing Fund and the purchase of Creation Units by a Single-Tier Fund from a redeeming Investing Fund, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching. Section 17(a) of the Act is intended to prohibit certain affiliated persons in a position of influence over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by an affiliated person. Shares of Funds, however, including with respect to Investing Funds, will be issued and redeemed by the Funds at their NAV. Any Investing Fund that purchases (or redeems) Creation Units of a Single-Tier Fund, therefore, will do so at the Single-Tier Fund’s NAV, which is the same consideration paid (or received) by any other investor purchasing (or redeeming) Shares.
     Further, no Investing Fund will be compelled to invest in a Single-Tier Fund, and a Single-Tier Fund may choose to reject a direct purchase of Shares in Creation Units by an Investing Fund. To the extent that an Investing Fund purchases Shares in the secondary market, a Single-Tier Fund would still retain its ability to reject initial purchases of Shares made in reliance on the requested order by declining to enter into the Participation Agreement prior to any investment by an Investing Fund in excess of the limits of section 12(d)(1)(A). Rather, the proposed arrangements will be consistent with the policies of each Single-Tier Fund and each Investing Fund involved. Shares of the

Single-Tier Funds will be sold to the Investing Funds, and redeemed from the Investing Funds by the Single-Tier Funds, on the same basis, and in accordance with the same policies, as apply to transactions by all other investors. Any investment by an Investing Fund in Shares of Single-Tier Funds will be effected in accordance with the investment restrictions, and consistent with the investment objectives and policies, of the relevant Investing Fund. Accordingly, Applicants respectfully request relief to permit the proposed purchases and redemptions of Creation Units of Shares by Investing Funds.
     For the reasons set forth above, the Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are fair and reasonable, and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policy of each Fund, and the proposed transactions are consistent with the general purposes of the Act; and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.
D.	Exemption from the Provisions of Section 22(e)
     The Applicants seek an Order of the Commission under Section 6(c) of the Act granting an exemption from Section 22(e) of the Act. Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations Applicants may otherwise have under Rule 15c6-1 under the Exchange Act requiring that most securities transactions be settled within three business days of the trade date.
     Section 22(e) of the Act provides that:
“No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption, except —
(1) for any period (A) during which the New York Stock Exchange is closed other than customary weekend and holiday closings or (B) during which trading on the New York Stock Exchange is restricted;
(2) for any period during which an emergency exists as a result of which (A) disposal by the company of securities owned by it is not reasonably practicable or (B) it is not reasonably practicable for such company fairly to determine the value of its net assets; or
(3) for such other periods as the Commission may by order permit for the protection of security holders of the company.”
     Settlement of redemptions for Global Funds will be contingent not only on the securities settlement cycle of the United States market, but also on the delivery cycles in local markets for the underlying foreign securities held by the Global Funds. Applicants have been advised that the delivery cycles currently practicable for transferring Redemption Securities to redeeming investors, coupled with local market holiday schedules, will require a delivery process longer than seven (7) calendar days for Global Funds, in certain circumstances, during the calendar year. Accordingly, with respect to Global Funds that deliver Redemption Securities in kind Applicants hereby request relief from the requirement imposed by Section 22(e) to provide payment or satisfaction of redemptions within seven (7) calendar days following the tender of a Creation Unit of such Funds. Applicants request that relief be granted such that each of the Global Funds holding Redemption Securities which require a delivery process in excess of seven calendar days may provide payment or satisfaction of redemptions within not more than the number of calendar days known to Applicants as being the maximum number of calendar days required for such payment or satisfaction in the principal local foreign market(s) where transactions in the Portfolio Securities of each such Global Fund customarily clear and settle. With respect to Funds that will be Global Funds, Applicants seek the same relief from Section 22(e) only to the extent that circumstances exist similar to those described herein.
     Based on information available to Applicants, although certain holidays may occur on different dates in subsequent years, the number of days required to deliver redemption proceeds in any given year is not expected to exceed fourteen (14) calendar days for any of the Funds requiring exemptive relief from the provisions of Section 22(e). Of course, it is possible that the proclamation of new or special holidays,45 the treatment by market participants of certain days as “informal holidays” (e.g., days on which no or limited securities transactions occur, as a result of substantially shortened trading hours46), the elimination of existing holidays or changes in local securities delivery practices,47 could affect the information set forth herein at some time in the future. The Fund’s Prospectus and/or SAI will identify those instances in a given year where, due to local holidays, more than seven calendar days will be needed to deliver redemption proceeds and will list such holidays.
     The SAI will disclose those local holidays, if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days needed to deliver the proceeds for each Global Fund. Except as set forth herein or as disclosed in the Prospectus and/or SAI for any Global Fund for analogous dates in subsequent years, deliveries of redemption proceeds by the Global Fund relating to those countries or regions are expected to be made within seven days.
     Applicants believe that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants propose that allowing redemption payments for Creation Units of a Global Fund to be made within the number of days indicated above would not be inconsistent with the spirit and intent of Section 22(e). The Applicants suggest that a redemption payment occurring within such number of calendar days following a redemption request would adequately afford investor protection.
     Applicants desire to incorporate the creation and redemption mechanism for Creation Units as much as possible into the processing cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Securities of a given Global Fund. Currently, it is believed that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction. Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to investors, and thereby promote the liquidity of the Shares in the secondary market with benefits to all holders thereof. As noted above, Applicants intend to utilize in-kind redemptions as a method of assuring the fullest investment of Fund assets in Portfolio Securities (although cash redemptions, subject to a somewhat higher redemption Transaction Fee, are expected to be available or required in respect of certain Funds). Applicants are not seeking relief from Section 22(e) with respect to Global Funds that do not effect creations and redemptions of Creation Units in-kind.
     If the requested relief is granted, Applicants intend to disclose in each Global Fund’s SAI that redemption payments will be effected within the specified number of calendar days following the date on which a request for redemption in proper form is made. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, the Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. Applicants assert that the request for relief from the strict seven-day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c). Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act Applicants note that exemptive relief from Section 22(e) similar to the relief sought here was obtained by many of the ETFs listed in note 4 above in orders relating to each of those funds.
     On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly,

Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) in respect of Section 22(e).
E.	Exemptions from the Provisions of Section 12(d)(1)
     Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any Broker from selling the investment company’s shares to another investment company if the sale would cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale would cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally. Applicants request relief to permit Investing Funds to acquire Shares of the Single-Tier Funds in excess of the limits in Section 12(d)(1)(A) of the Act and to permit the Single-Tier Funds and their principal underwriters and Brokers to sell Shares of the Single-Tier Funds to Investing Funds in excess of the limits in Section 12(d)(1)(B) of the Act.
1.	Concerns Underlying Sections 12(d)(1)(A) and 12(d)(1)(B)
     Congress enacted Section 12(d)(1) of the Act to prevent one investment company from buying control of another investment company.48 In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.49 As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company:
“[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.”[50]
     Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).51 These abuses included: (1) undue influence such as through the threat of large-scale redemptions of the acquired fund’s shares; (2) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); (3) “largely illusory” diversification benefits; and (4) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications Investment Company Growth (“PPI Report”).52
     Applicants submit that the concerns underlying Section 12(d)(1) of the Act and the potential and actual abuses identified in the PPI Report are not present in the proposed transactions and that, in any event, Applicants have proposed a number of conditions designed to address those concerns.
     a. Undue Influence
     Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Condition B.1 limits the ability of an Investing Fund’s Advisory Group,53 and Investing Fund’s Sub-Advisory Group54 to control a Single-Tier Fund within the meaning of Section 2(a)(9) of the Act. For purposes of this Application, an

“Investing Funds Affiliate” is defined as any Investing Fund Adviser, Investing Fund Sub-Adviser, Sponsor, promoter, or principal underwriter of the Investing Fund, and any person controlling, controlled by, or under common control with any of those entities.
     Condition B.2 prohibits Investing Funds and Investing Fund Affiliates from causing an investment by an Investing Fund in a Single-Tier Fund to influence the terms of services or transactions between the Investing Fund or an Investing Fund Affiliate and the Single-Tier Fund or a Single-Tier Fund Affiliate.55
     Conditions B.3, B.4, B.6, B.7 and B.8 are also designed to address the potential for an Investing Fund and certain affiliates of an Investing Fund to exercise undue influence over a Single-Tier Fund and certain of its affiliates. For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Sub-Adviser, Sponsor or employee of the Investing Fund, or a person of which any such officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Sub-Adviser, Sponsor or employee is an affiliated person, except any person whose relationship to the Single-Tier Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate. Also, an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”
     Condition B.9 is intended to insure that the Single-Tier Fund’s Board and the Advisers, as well as the Investing Fund’s board of directors and investment adviser, or trustee and Sponsor, as applicable, understand the terms and conditions of the exemptive order and agree to fulfill their responsibilities under the Order. A representation to this effect is required to be included in the Participation Agreement which must be in effect between the Single-Tier Fund and an Investing Fund before an investment is made in excess of Section 12(d)(1)(A).
     A Single-Tier Fund would retain its right to reject any initial investment by an Investing Fund in excess of the limits in Section 12(d)(1)(A) of the Act by declining to execute the Participation Agreement with the Investing Fund.
     b. Layering of Fees and Expenses
     The PPI Report identified three principal concerns regarding the layering of fees and expenses in the fund holding company structure. The PPI Report expressed concern that: (1) the layered costs of a fund holding company are significantly higher than the costs of an ordinary mutual fund;56 (2) fund holding companies subject their investors to two layers of advisory fees;57 and (3) investors in load funds, including fund holding companies investing in load funds, may pay a sales charge on their purchase, and investors in a fund holding company may also be subject to a second layer of sales charges on their purchases of shares of the holding company.
     Applicants submit that the concerns in the PPI Report with respect to the layering of fees and expenses are not present here.
     Under condition B.10, before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of any Investing Management Company, including a majority of the non-interested directors or trustees, will be required to find that the advisory fees charged under the contract(s) are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Investing Fund.

     As mentioned above, Shares are sold without sales charges though customary brokerage commissions may be charged for secondary market transactions in Shares.
     In addition to condition B.10 discussed above, conditions B.5 and B.11 of the requested order are designed to prevent unnecessary duplication or layering of sales charges and other costs. Under condition B.5, an Investing Fund Adviser or an Investing Fund’s trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any non-advisory fee compensation received by the Investing Fund Adviser, trustee or Sponsor, or an affiliated person of the Investing Fund Adviser, trustee or Sponsor, from a Single-Tier Fund in connection with the investment by the Investing Fund in the Single-Tier Fund. In addition, the Investing Fund Sub-Adviser will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any non-advisory fee compensation received by the Investing Fund Sub-Adviser, or an affiliated person of the Investing Fund Sub-Adviser, from a Single-Tier Fund in connection with the investment by the Investing Fund in the Single-Tier Fund made at the direction of the Investing Fund’s Sub-Adviser. Condition B.11 prevents any sales changes or service fees on shares of an Investing Fund from exceeding the limits applicable to a fund of funds as set forth in NASD Conduct Rule 283058.
     c. Complex Structures
     The PPI Report also expressed concern about the creation of more complex vehicles that would not serve any meaningful purpose.59 The PPI Report states that whether additional costs of investing in an underlying fund through a fund holding company can be justified depends upon whether the investment vehicle offers an investor “any special benefits not otherwise available.” Applicants submit that the benefits of the proposed transactions justify any complexity associated with the transactions. Investing in the Single-Tier Funds would serve several meaningful purposes and offer special benefits to the Investing Funds. Applicants further submit that the Investing Fund Adviser will provide investment services to the Investing Funds that will likely differ from, not merely duplicate, the advisory services provided by the Advisers and Sub-Advisers to the Single-Tier Funds. Applicants expect that the Single-Tier Funds would be used as an investment management tool to employ specific investment strategies.
     Shares may provide Investing Funds with an easy way to gain instant exposure to a variety of market segments through a single, potentially lower cost transaction. Shares also are extremely flexible investment tools. For example, an Investing Fund could use Shares to quickly and easily: (1) invest cash in an instrument that has a high correlation to the Investing Fund’s benchmark, while at the same time maximizing the potential to outperform the benchmark; (2) effectively manage cash flows, thus enabling the Investing Fund to stay as fully invested as possible; (3) immediately diversify market segments or other exposure; (4) immediately modify style exposure, short or hedge benchmark exposure, while at the same time maximizing the potential to outperform the benchmark; and (5) implement long/short strategies between active and passive management styles. In addition, Shares are bought and sold on Exchanges like other listed securities throughout the trading day at market prices close to NAV, can be sold short without regard to the up-tick provisions of Rule 10a-1 under the Exchange Act (i.e., Shares can be sold on a downtick), can be purchased on margin, can be purchased or sold by limit order, and are valued on a real time basis.
     In addition, Applicants submit that Condition B.12 addresses concerns over meaninglessly complex arrangements. Under Condition B.12, no Single-Tier Fund may acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of Act in excess of the limits contained in Section 12(d)(1)(A) of the Act.
VI.	EXPRESS CONDITIONS TO THE APPLICATION
     Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:
A.	Actively Managed Exchange Traded Relief
1.	The requested order will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of actively managed exchange traded funds.

2.	Each Fund’s Prospectus will clearly disclose that, for purposes of the Act, Shares are issued by a registered investment company, and that the acquisition of Shares by investment companies is subject to the restrictions of Section 12(d)(1) of the Act. The Prospectus for each Single-Tier Fund will disclose that it has received an exemptive order that permits registered investment companies to invest in such Single-Tier Fund beyond the limits of Section 12(d)(1), subject to certain terms and conditions, including that the registered investment company enter into an agreement with such Single-Tier Fund regarding the terms of the investment.

3.	As long as a Fund operates in reliance on the requested order, the Shares of such Fund will be listed on an Exchange.

4.	Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. The website for the Trust, as well as each Fund’s Prospectus, Summary Prospectus (if any), and advertising material will prominently disclose that the Fund is an “actively managed exchange-traded fund.” Each Prospectus also will prominently disclose that the Shares are not individually redeemable shares and will disclose that the owners of the Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only. Any advertising material that describes the purchase or sale of the Creation Units or refers to redeemability will prominently disclose that the Shares are not individually redeemable and that owners of Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.

5.	The website for the Trust, which is and will be publicly accessible at no charge, will contain the following information, on a per Share basis, for each Fund: (a) the prior Business Day’s NAV and the closing price or Bid/Ask Price, and a calculation of the premium or discount of the closing price or Bid/Ask Price against such NAV; and (b) data in chart format displaying the frequency distribution of discounts and premiums of the daily closing price or Bid/Ask Price against the NAV, within appropriate ranges, for each of the four previous calendar quarters (or for the life of the Fund, if shorter).

6.	The Prospectus and annual report (or website) for each Fund will include: (a) the information listed in condition A.5(b), (i) in the case of the Prospectus (or website), for the most recently completed year (and the most recently completed quarter or quarters, as applicable) and (ii) in the case of the annual report (or website), for the immediately preceding five years (or for the life of the Fund, if shorter); and (b) the cumulative total return and the average annual total return based on NAV and Bid/Ask Price calculated on a per Share basis for one, five and ten year periods (or for life of the Fund, if shorter).

7.	No Adviser or Sub-Adviser, directly or indirectly, will cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Security for the Fund through a transaction in which the Fund could not engage directly.

8.	On each Business Day, before the commencement of trading in Shares on the Fund’s listing Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis of the Fund’s calculation of NAV at the end of the Business Day.
B.	Section 12(d)(1) Relief
1.	The members of the Investing Fund’s Advisory Group will not control (individually or in the aggregate) a Single-Tier Fund within the meaning of Section 2(a)(9) of the Act. The members of the Investing Fund’s Sub-Advisory Group will not control (individually or in the aggregate) a Single-Tier Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Single-Tier Fund, the Investing Fund’s Advisory Group or the Investing Fund’s Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Single-Tier Fund, it will vote its Shares of the Single-Tier Fund in the same proportion as the vote of all other holders of the Single-Tier Fund’s Shares. This condition does not apply to the Investing Fund’s Sub-Advisory Group with respect to a Single-Tier Fund for which the Investing Fund Sub-Adviser or a person controlling, controlled by or under common control with Investing Fund Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

2.	No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in a Single-Tier Fund to influence the terms of any services or transactions between the Investing Fund or an Investing Fund Affiliate and the Single-Tier Fund or a Single-Tier Fund Affiliate.

3.	The board of directors or trustees of an Investing Management Company, including a majority of the non-interested directors or trustees, will adopt procedures reasonably designed to assure that the Investing Fund Adviser and any Investing Fund Sub-Adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or an Investing Fund Affiliate from a Single-Tier Fund or a Single-Tier Fund Affiliate in connection with any services or transactions.

4.	Once an investment by an Investing Fund in the securities of a Single-Tier Fund exceeds the limit in Section 12(d)(1)(A)(i) of the Act, the Board of a Single-Tier Fund, including a majority of the non-interested Board members, will determine that any consideration paid by the Single-Tier Fund to the Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Single-Tier Fund; (ii) is within the range of consideration that the Single-Tier Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Single-Tier Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5.	The Investing Fund Adviser, or trustee or Sponsor of an Investing Trust, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Single-Tier Fund under Rule 12b-l under the Act) received from a Single-Tier Fund by the Investing Fund Adviser, or trustee or Sponsor of the Investing Trust, or an affiliated person of the Investing Fund Adviser, or trustee or Sponsor of the Investing Trust, other than any advisory fees paid to the Investing Fund Adviser, or trustee or Sponsor of an Investing Trust, or its affiliated person by the Single-Tier Fund, in connection with the investment by the Investing Fund in the Single-Tier Fund. Any Investing Fund Sub-Adviser will waive fees otherwise payable to the Investing Fund Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Single-Tier Fund by the Investing Fund Sub-Adviser, or an affiliated person of the Investing Fund Sub-Adviser, other than any advisory fees paid to the Investing Fund Sub-Adviser or its affiliated person by the Single-Tier

Fund, in connection with the investment by the Investing Management Company in the Single-Tier Fund made at the direction of the Investing Fund Sub-Adviser. In the event that the Investing Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6.	No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Single-Tier Fund to purchase a security in an Affiliated Underwriting.

7.	The Board of the Single-Tier Fund, including a majority of the non-interested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by the Single-Tier Fund in an Affiliated Underwriting, once an investment by an Investing Fund in the securities of the Single-Tier Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in the Single-Tier Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Single-Tier Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Single-Tier Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of Beneficial Owners.

8.	Each Single-Tier Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Investing Fund in the securities of the Single-Tier Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

9.	Before investing in a Single-Tier Fund in excess of the limits in Section 12(d)(1)(A), an Investing Fund will execute a Participation Agreement with the Single-Tier Fund stating that their respective boards of directors or trustees and their investment advisers, or trustee and Sponsor, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in Shares of a Single-Tier Fund in excess of the limit in Section 12(d)(1)(A)(i), an Investing Fund will notify the Single-Tier Fund of the investment. At such time, the Investing Fund will also transmit to the Single-Tier Fund a list of the names of each Investing Fund Affiliate and Underwriting Affiliate. The Investing Fund will notify the Single-Tier Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Single-Tier Fund and the Investing Fund will maintain and preserve a copy of the order, the agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an accessible place.

10.	Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Investing Management Company including a majority of the non-interested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Single-Tier Fund in which the Investing Management Company may invest. These findings and their basis will be recorded in the minute books of the appropriate Investing Management Company.

11.	Any sales charges and/or service fees with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

12.	No Single-Tier Fund will acquire securities of an investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act.
VII.	NAMES AND ADDRESSES
     The following are the names and addresses of Applicants:
John Hancock Exchange-Traded Fund Trust
601 Congress Street
Boston, MA 02210-2805
John Hancock Advisers, LLC
601 Congress Street
Boston, MA 02210-2805

John Hancock Investment Management Services, LLC
601 Congress Street
Boston, MA 02210-2805
     All questions concerning this Application should be directed to the persons listed on the cover page of this Application.
By:

John Hancock Exchange-Traded Fund Trust
/s/ Thomas M. Kinzler
Thomas M. Kinzler, Esq.
Secretary, Chief Legal Counsel

John Hancock Advisers, LLC
/s/ Thomas M. Kinzler
Thomas M. Kinzler, Esq.
Secretary, Chief Legal Counsel

John Hancock Investment Management Services, LLC
/s/ Thomas M. Kinzler
Thomas M. Kinzler, Esq.
Secretary, Chief Legal Counsel

AUTHORIZATION
JOHN HANCOCK EXCHANGE-TRADED FUND TRUST
     On November 24, 2009, the Board of the Trust adopted the following resolutions authorizing the execution and filing of this Application:
     RESOLVED, that one or more exemptive order applications and/or amendments thereto with the Securities and Exchange Commission to permit all current and hereinafter created series of the Trust and all open-end investment management companies, or series thereof, advised by John Hancock Advisers, LLC or John Hancock Investment Management Services, LLC (together, the “Advisers”) or an adviser controlling, controlled by or under common control with the Advisers to operate as an open-end investment company that offers exchange-traded shares with limited redeemability (the “Applications”) be, and they hereby are, approved and the filing of such Applications with the Securities and Exchange Commission be, and they hereby are, approved.
     RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized and directed to prepare, execute and file with the Securities and Exchange Commission and all necessary state authorities the initial Registration Statement for the Trust on behalf of each of its separate series on Form N-8A pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), Form N-1A pursuant to the Securities Act of 1933, as amended (“1933 Act”) and the 1940 Act, the Applications, the Uniform Application for Access Codes to File on Edgar on Form ID and any amendments or supplements to those filings in such form as the officer(s) executing the same may, with the advice of the Trust’s legal counsel, approve as necessary or desirable and appropriate, such approval to be conclusively evidenced by his or her execution thereof.
     RESOLVED, that the officers of the Trust and counsel to the Trust be, and each hereby is, authorized to do such further acts, execute such further documents and pay any fees and costs as may be necessary or desirable to effect the purposes of the foregoing resolutions.
     In accordance with Rule 0-2(c) under the Act, Thomas M. Kinzler, Esq. states that all actions necessary to authorize the execution and filing of this application by the Trust have been taken, and that as Secretary and Chief Legal Counsel thereof, he is authorized to execute and file the same on behalf of the Trust pursuant to the general authority vested in him as Secretary and Chief Legal Counsel of the Trust and the foregoing resolutions.

/s/ Thomas M. Kinzler Thomas M. Kinzler, Esq.	June 18, 2010 Date
Secretary and Chief Legal Counsel

AUTHORIZATION
JOHN HANCOCK ADVISERS, LLC
     In accordance with Rule 0-2(c) under the Act, Thomas M. Kinzler, Esq. states that all actions necessary to authorize the execution and filing of this first amended and restated application by John Hancock Advisers, LLC have been taken, and that as Secretary and Chief Legal Counsel thereof, he is authorized to execute and file the same on behalf of John Hancock Advisers, LLC pursuant to the general authority vested in him as Secretary and Chief Legal Counsel of John Hancock Advisers, LLC.

/s/ Thomas M. Kinzler Thomas M. Kinzler, Esq.	June 18, 2010 Date
Secretary and Chief Legal Counsel

AUTHORIZATION
JOHN HANCOCK INVESTMENT MANAGEMENT SERVICES, LLC
     In accordance with Rule 0-2(c) under the Act, Thomas M. Kinzler, Esq. states that all actions necessary to authorize the execution and filing of this first amended and restated application by John Hancock Investment Management Services, LLC have been taken, and that as Secretary and Chief Legal Counsel thereof, he is authorized to execute and file the same on behalf of John Hancock Investment Management Services, LLC pursuant to the general authority vested in him as Secretary and Chief Legal Counsel of John Hancock Investment Management Services, LLC.

/s/ Thomas M. Kinzler Thomas M. Kinzler, Esq.	June 18, 2010 Date
Secretary and Chief Legal Counsel

VERIFICATION
JOHN HANCOCK EXCHANGE-TRADED FUND TRUST
     The undersigned states that he or she has duly executed the attached first amended and restated application dated June 18, 2010 for and on behalf of John Hancock Exchange-Traded Fund Trust; that he or she is the Secretary and Chief Legal Counsel of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

/s/ Thomas M. Kinzler
Thomas M. Kinzler, Esq.
Date: June 18, 2010

VERIFICATION
JOHN HANCOCK ADVISERS, LLC
     The undersigned states that he or she has duly executed the attached first amended and restated application dated June 18, 2010 for and on behalf of John Hancock Advisers, LLC; that he or she is the Secretary and Chief Legal Counsel of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

/s/ Thomas M. Kinzler
Thomas M. Kinzler, Esq.
Date: June 18, 2010

VERIFICATION
JOHN HANCOCK INVESTMENT MANAGEMENT SERVICES, LLC
     The undersigned states that he or she has duly executed the attached first amended and restated application dated June 18, 2010 for and on behalf of John Hancock Investment Management Services, LLC; that he or she is the Secretary and Chief Legal Officer of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

/s/ Thomas M. Kinzler
Thomas M. Kinzler, Esq.
Date: June 18, 2010

APPENDIX A
The Initial Fund and Its Investment Objective and Strategies

Name	Adviser	Investment Objective	Investment Strategies
John Hancock Global Balanced Fund	The fund’s adviser will be John Hancock Investment Management Services, LLC (the “Initial Adviser”).

The Initial Adviser is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, with its principal office located in Boston, Massachusetts.

The Initial Adviser may enter into sub-advisory agreements with one or more affiliated or unaffiliated registered investment advisers to serve as sub-adviser(s) to the fund.	To seek a balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital.	Except as otherwise described in the fund’s prospectus, the fund normally invests approximately 40% of its assets in fixed-income securities and approximately 60% in equity securities.

Variations in the target percentage allocation between fixed-income securities and equity securities are permitted up to 10% in either direction. Thus, based on its target percentage allocation of approximately 60% of assets in equity and 40% in fixed-income, the fund may have an equity/fixed-income allocation ranging between 70%/30% and 50%/ 50%. Although variations beyond the 10% range are generally not permitted, an adviser or sub-adviser may determine in light of market or economic conditions that the normal percentage limitations should be exceeded to protect the fund or to achieve its goal.

Consistent with the prescribed percentage allocations, the fund may invest in a wide range of U.S. and non-U.S. equity type securities including, but not limited to, small-, mid- and large-capitalization stocks, domestic and foreign securities (including emerging market securities) and sector holdings such as utilities and science and technology stocks.

Consistent with the prescribed percentage allocations, the fund may also invest in both U.S. and non-U.S. fixed-

Name	Adviser	Investment Objective	Investment Strategies
income investments including, but not limited to, investment grade and below investment grade debt securities with maturities that range from short to longer term and various types of debt instruments such as corporate bonds and mortgage backed and government issued securities.

The fund may also invest in the securities of other investment companies (including ETFs) and may make direct investments in other types of investments.

For defensive purposes in abnormal market conditions, to meet redemption requests, or make anticipated cash payments, the fund may temporarily invest extensively in cash and cash equivalents.

[1]	See e.g., In the Matter of John Hancock Trust, et al., IC Rel. No. 27848 (May 30, 2007) (notice) and IC Rel. No. 27873 (June 26, 2007) (order).

[2]	H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44 (1996).

[3]	Affiliated funds of the Funds may rely on and comply with one of the relevant statutory exemptions, for example, Section 12(d)(1)(F) or 12(d)(1)(G), alone or in conjunction with the appropriate rules, and/or any SEC exemptive relief, as may be amended or superseded, to acquire Shares of a Single-Tier Fund beyond the limitations in Section 12(d)(1) and Section 17(a) of the Act. See e.g., In the Matter of John Hancock Trust, et al., IC Rel. No. 27848 (May 30, 2007) (notice) and IC Rel. No. 27873 (June 26, 2007) (order).

[4]	In the Matter of Pacific Investment Management Company LLC and PIMCO ETF Trust, IC Rel. No. 28949 (Oct. 20, 2009) (notice) and IC Rel. No. 28993 (Nov. 10, 2009) (order); In the Matter of AdvisorShares Investments, LLC and AdvisorShares Trust, IC Rel. No. 28568 (Dec. 23, 2008) (notice) and IC Rel. No. 28822 (July 20, 2009) (order); In the Matter of Grail Advisors, LLC and Grail Advisors ETF Trust (formerly known as Grail Advisors’ Alpha ETF Trust), IC Rel. No. 28571 (De. 23, 2008) (notice) and IC Rel. No. 28604 (Jan. 16, 2009) (order); In the Matter of WisdomTree Asset Management, Inc. and WisdomTree Trust, IC Rel. No. 28419 (Sept. 29, 2008) (notice) and IC Rel. No. 28471 (Oct. 27, 2008) (order); In the Matter of First Trust Advisors L.P., et al., IC Rel. No. 28421 (Sept. 29, 2008) (notice) and IC Rel. No. 28468 (Oct. 27, 2008) (order); In the Matter of Invesco PowerShares Capital Management LLC, et al., IC Rel. No. 28411 (Sept. 29, 2008) (notice) and IC Rel. No. 28467 (Oct. 27, 2008) (order) (“Active PowerShares Order”), amending In the Matter of PowerShares Capital Management LLC, et al., IC Rel. No. 28140 (Feb. 1, 2008) (notice) and IC Rel. No. 28171 (Feb. 27, 2008) (order).

[5]	See e.g., In the Matter of Manufacturers Investment Trust, et al., IC Rel. No. 24226 (Dec. 29, 1999) (notice) and IC Rel. No. 24261 (Jan. 27, 2000) (order).

[6]	Applicants note that it is possible that one or more broker-dealers not affiliated with the Adviser or any Sub-Adviser may act as a distributor of a Fund in the future.

[7]	Each Fund will comply with the applicable disclosure requirements adopted by the Commission in Release No. IC-28584 (Jan. 13, 2009).

[8]	In other words, investors can “trade the market” in one transaction.

[9]	Neither the Initial Fund nor any Future Fund relying on the Order will invest in options contracts, futures contracts or swap agreements, except to the extent permitted by the Commission and/or its staff in the future.

[10]	The FOF Funds may invest in exchange-traded products that invest primarily in commodities or currency, but otherwise operate in a manner similar to exchange-traded products registered under the Act. See e.g., SPDR Gold Trust and iShares COMEX Gold Trust. The FOF Funds may also invest in certain exchange-traded notes that generally operate like an ETF, but provide for weekly redemptions and creations.

[11]	For example, an underlying ETF that trades on a Exchange will typically calculate its NAV at the close of trading on the Exchange.

[12]	Depositary Receipts include American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”). With respect to ADRs, the Depository is typically a U.S financial institution and the underlying securities are issued by a foreign issuer. The ADR is registered under the Securities Act of 1933, as amended (“Securities Act”), on Form F-6. ADR trades occur either on an Exchange or off-exchange. FINRA Rule 6620 requries all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. With respect to GDRs, the Depository may be a foreign or a U.S. entity, and the underlying securities may have a foreign or a U.S. issuer. All GDRs are sponsored and trade on a foreign exchange.

[13]	“SEC Concept Release: Actively Managed Exchange-Traded Funds,” IC Rel. No. 25258 (Nov. 8, 2001) (hereinafter, “Concept Release”).

[14]	See Release No. IC-27399 (June 20, 2006).

[15]	See Concept Release at 10 (“[The] high degree of transparency in the investment operations of an ETF helps arbitrageurs determine whether to purchase or redeem Creation Units based on the relative values of the ETF shares in the secondary market and the securities contained in the ETF’s portfolio.”).

[16]	Applicants note that each Fund will have in place procedures for the fair valuation of portfolio securities in calculating NAV.

[17]	If Shares are listed on Nasdaq or a similar electronic Exchange (including NYSE Arca), one or more member firms of that Exchange will act as market maker (“Market Maker”) and maintain a market for Shares trading on that Exchange. On Nasdaq, no particular Market Maker would be contractually obligated to make a market in Shares. However, the listing requirements on Nasdaq, for example, stipulate that at least two Market Makers must be registered in Shares to maintain a listing. In addition, on Nasdaq and NYSE Arca, registered Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions. No Market Maker or Exchange Specialist will be an affiliated person, or an affiliated person of an affiliated person, of the Funds, except within Section 2(a)(3)(A) or (C) of the Act due solely to ownership of Shares as discussed below.

[18]	As a general matter, the Deposit Securities and Redemption Securities will correspond pro rata to the portfolio securities held by a Fund. However, only when doing so would be in the best interests of a Fund, each Fund may designate Deposit Securities or Redemption Securities that may not be an exact pro rata reflection of the Fund’s portfolio. This could occur, for example, in instances where a security may not be readily available. In the case of Fixed Income Funds, because it is often impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement, there may be minor differences between the Deposit Securities or Redemption Securities and a true pro rata slice of a Fund’s portfolio. In addition, the Deposit Securities and Redemption Securities may differ slightly from each other in order to assist the Adviser in rebalancing a Fund or as a result of corporate actions.

[19]	As discussed above, the Adviser, the Sub-Adviser and the Distributor will each adopt a Code of Ethics (as required under Rule 17j-1 under the Act and Rule 204-2 under the Advisers Act) that will contain provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-l) from engaging in any conduct prohibited in Rule 17j-1. In addition, the Adviser and the Sub-Adviser will adopt Policies and Procedures to Detect and Prevent Insider Trading as required under Section 204A of the Advisers Act that are reasonably designed, taking into account the nature of their business, to prevent the misuse of material non public information in violation of the Advisers Act or Exchange Act or the rules or regulations thereunder.

[20]	Applicants expect that a cash-in-lieu amount would replace any TBA transaction that is listed as a Deposit Security or Redemption Security of any Fund.

[21]	Applicants believe that a conventional trading range will be between $20-$100 per Fund Share and each Fund reserves the right to declare a stock split if the trading price over time exceeds such range or a reverse stock split if the trading price over time falls below such range; the Prospectus for each such Fund will disclose these items.

[22]	Applicants are not aware of any company securities which are currently unavailable for DTC transfer and hence ineligible for transfer through the Shares Clearing Process (as defined below).

[23]	See In the Matter of Barclays Global Fund Advisors, et al., IC Rel. No. 25622 (June 25, 2002), as amended, except that the Funds will not track underlying indices.

[24]	Applicants note that Shares of the Fixed Income Funds typically will trade and settle on a trade date plus three business days (“T+3”) basis. Where this occurs, Applicants believe that Shares of each Fixed Income Fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Securities through the Shares’ T+3 settlement date. As with other investment companies, the Act requires the Fixed Income Funds to calculate NAV based on the current market value of portfolio investments, and does not permit the Fixed Income Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent that Shares of the Fixed Income Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T+3 settlement date, Applicants anticipate that such Shares may trade in the secondary market at a slight premium to NAV that reflects these interest and coupon payments. Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Fixed Income Funds. The Exchange Specialists and/or Market Makers (and other institutional investors) who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities.

[25]	In certain circumstances, an investor that tenders a non-conforming basket of Deposit Securities may be required to purchase Creation Units outside the Shares Clearing Process because the Shares Clearing Process can only handle non-conforming deposits in specified situations.

[26]	A custom order may be placed by an Authorized Participant in the event that the Fund permits the substitution of an amount of cash to be added to the Balancing Amount to replace any Deposit Security that may, for example, not be (a) available in sufficient quantity for delivery or (b) eligible for trading by such Authorized Participant or the investor for which it is acting.

[27]	See the discussion of the average and maximum deviations between the daily closing price and the daily NAV of SPDRs, MidCap SPDRs, DIAMONDS, Nasdaq-100 Shares, and Select Sector SPDRs set forth below.

[28]	In the event that the Trust or any Fund is terminated, the composition and weighting of the Portfolio Securities to be made available to redeemers shall be established as of such termination date. There are no specific termination events, but the Trust or any Fund may be terminated either by a majority vote of the Board or by the affirmative vote of a majority of the holders of Shares of the Trust or the Funds entitled to vote. Although the Shares are not automatically redeemable upon the occurrence of any specific event, the Trust’s organizational documents will provide that the Board of Trustees will have the unrestricted right and power to alter the number of Shares that constitute a Creation Unit. Therefore, in the event of a termination, the Board of Trustees of the Trust in their sole discretion could determine to permit the Shares to be individually redeemable. In such circumstances, the Trust might elect to pay cash redemptions to all Beneficial Owners, with an “in-kind” election for Beneficial Owners owning in excess of a certain stated minimum amount.

[29]	Applicants observe that certain Beneficial Owners may reside in a country that subjects them to unfavorable income tax treatment if they are entitled to receive in-kind redemption proceeds. In such cases, the Fund may adopt a policy that such resident Beneficial Owners must redeem Creation Units for cash.

[30]	As defined in IC Rel. No. 28584.

[31]	The Bid/Ask Price of a Fund is determined using the highest bid and the lowest offer on the Exchange as of the time of calculation of such Fund’s NAV. The records relating to Bid/Ask Prices will be retained by the Funds and their service providers.

[32]	Under accounting procedures followed by the Funds, trades made on the prior Business Day (“T”) will be booked and reflected in NAV on the current Business Day (“T+1”). Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

[33]	Pursuant to Rule 498 under the Securities Act. To the extent that a Summary Prospectus is delivered, the statutory prospectus will be provided on line and will be sent upon request.

[34]	The aggregate value of the Portfolio Securities held by a Fund may differ from the NAV of Shares of a Fund in that the Fund’s NAV includes expenses.

[35]	Applicants note that prospectus delivery is not required in certain instances, including purchases of Shares by an investor who has previously been delivered a prospectus (until such prospectus is supplemented or otherwise updated) and unsolicited brokers’ transactions in Shares (pursuant to Section 4(4) of the Securities Act). Also firms that do incur a prospectus-delivery obligation with respect to Shares will be reminded that under Securities Act Rule 153, a prospectus-delivery obligation under Section 5(b)(2) of the Securities Act owed to a member of the Exchange in connection with a sale on such Exchange, is satisfied by the fact that the Prospectus, Summary Prospectus (if any), and SAI are available at such Exchange upon request. The Prospectus and/or SAI also will note that the prospectus-delivery mechanism provided in Rule 153 is only available with respect to transactions on the listing Exchange.

[36]	Request for Comments on Reform of the Regulation of Investment Companies, IC Rel. No. 17534 (June 15, 1990), at 84.

[37]	See also the MidCap Order, the Diamonds Order and the Nasdaq-100 Trust Order.

[38]	Consistent with Rule 19c-3 under the Exchange Act, Exchange members are not required to effect transactions in Shares through the facilities of the Exchange.

[39]	See Exemption from Section 22(d) to Permit the Sale of Redeemable Securities at Prices that Reflect Different Sales Loads, at 299-303, IC Rel. No. 13183 (Apr. 22, 1983).

[40]	See Mandatory Redemption Fees for Redeemable Fund Securities (Proposing Release), IC Rel. No. 26375A (Mar. 5, 2004).

[41]	The purchase and redemption mechanisms, which include (i) the Transaction Fees imposed only on creating and redeeming entities and (ii) “in-kind” deposits made by creating entities and “in-kind” distributions made to redeeming entities, are designed specifically to prevent changes in the Funds’ capitalizations from adversely affecting the interests of ongoing Beneficial Owners.

[42]	Each Fund must comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with Redemption Securities, including that the Deposit and Redemption Securities are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Securities and satisfying redemptions with Redemption Securities that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the relevant Funds will comply with the conditions of Rule 144A, including in satisfying redemptions with such Rule 144A eligible restricted Redemption Securities. The Prospectus will also state that an Authorized Participant that is not a “Qualified Institutional Buyer” as defined in Rule 144A under the Securities Act will not be able to receive, as part of a redemption, restricted securities eligible for resale under Rule 144A.

[43]	To the extent that purchases and sales of Shares of a Single-Tier Fund occur in the secondary market (and not through principal transactions directly between an Investing Fund and a Single-Tier Fund), relief from Section 17(a) would not be necessary. The requested relief is intended to cover, however, in-kind transactions directly between Single-Tier Funds and Investing Funds.

[44]	Applicants acknowledge that receipt of compensation by (a) an affiliated person of an Investing Fund, or an affiliated person of such person, for the purchase by the Investing Fund of Shares or (b) an affiliated person of a Single-Tier Fund, or an affiliated person of such person, for the sale by the Single-Tier Fund of its Shares to an Investing Fund may be prohibited by Section 17(e)(1) of the Act. The Participation Agreement will include this acknowledgement.

[45]	Applicants have been advised that previously unscheduled holidays are sometimes added to a country’s calendar, and existing holidays are sometimes moved, with little advance notice. Any such future changes could impact the analysis of the number of days necessary to satisfy a redemption request. See, e.g., the following examples of short-notice holiday announcements: (i) on December 17, 1997, South Korea announced a special holiday due to the presidential elections on December 18, 1997; (ii) on December 30, 1997, Thailand announced that the New Year’s Eve holiday on December 31, 1997 would be rescheduled to January 2, 1998; and (iii) on January 22, 1998, Indonesia announced that the religious holiday on January 29 and January 30, 1998, marking the start of Lebaran, would include January 28, 1998.

[46]	A typical “informal holiday” includes a trading day in the relevant market that is immediately prior to a regularly scheduled holiday; early closures of the relevant market or of the offices of key market participants may occur with little advance notice. Any shortening of regular trading hours on such a day could impact the analysis of the number of days necessary to satisfy a redemption request.

[47]	Applicants observe that the trend internationally in local securities delivery practices has been a reduction in each market’s standard settlement cycles (e.g., the U.S. markets change to T+3 in 1995). It remains possible, if unlikely, that a particular market’s settlement cycles for securities transfers could be lengthened in the future.

[48]	House Hearing, 76th Cong., 3d Sess., at 113 (1940).

[49]	Hearing on S. 3580 Before the Subcomm. of the Comm. On Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

[50]	House Hearing, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

[51]	See H.R Rep. No 91-1382, 91st Cong., 2d Sess., at 11 (1970).

[52]	Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

[53]	For purposes of this Application, the “Investing Fund’s Advisory Group” is defined as the Investing Fund Adviser, Sponsor, any person controlling, controlled by, or under common control with the Investing Fund Adviser or Sponsor, and any investment company and any issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Investing Fund Adviser, the Sponsor, or any person controlling, controlled by, or under common control with the Investing Fund Adviser or Sponsor. In this regard, each Investment Management Company’s investment adviser within the meaning of Section 2(a)(20)(A) of the Act is the “Investing Fund Adviser.” Similarly, each Investing Trust’s sponsor is the “Sponsor.”

[54]	An “Investing Fund’s Sub-Advisory Group” is defined as the Investing Fund Sub-Adviser, any person controlling, controlled by or under common control with the Investing Fund Sub-Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Investing Fund Sub-Adviser or any person controlling, controlled by or under common control with the Investing Fund Sub-Adviser. In this regard, each Investing Management Company’s investment adviser within the meaning of Section 2(a)(20)(B) of the Act is the “Investing Fund Sub-Adviser.”

[55]	A “Fund Affiliate” is defined as the Adviser, Sub-Adviser, promoter or principal underwriter of a Fund, or any person controlling, controlled by, or under common control with any of those entities.

[56]	PPI Report at 319-320.

[57]	Id. at 318.

[58]	All references to NASD Conduct Rule 2830 include any successor or replacement rule that may be adopted by the Financial Industry Regulatory Authority.

[59]	PPI Report at 321.

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